                                  EXHIBIT 99.4


                                 OFFICE OF THRIFT SUPERVISION
                                    WASHINGTON, D.C.  20552
                                         FORM 10 - KSB

        (X) Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee Required)

               For the fiscal year ended: December 31, 1995
                                              or
        ( ) Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                                    OTS Docket Number: 7931

                              SUTTER BUTTES SAVINGS BANK, F.S.B.
                    (Exact name of registrant as specified in its charter)

                         United States                        94-2793476
               (State or other jurisdiction of             (I.R.S. Employer
                incorporation or organization)              Identification No.)

                    700 Plumas Street,  Yuba City, California     95991
                    (Address of principal executive offices)    (Zip Code)

                                       (916) 673-7283
        (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:
                    Common Stock, Par Value $.01 per Share ("Common Stock")
                             (Title of Class)

                     Series A Preferred Stock, Par Value $5.00 per Share
                                      ("Preferred Stock")
                                       (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days.
                                    Yes X      No

Issuer's revenues for its most recent fiscal year: $5,062,439

Aggregate market value of Common Stock held by nonaffiliates of Sutter Buttes Savings Bank at March 26, 1996: $1,496,653. Aggregate market value of Preferred Stock held by nonaffiliates of Sutter Buttes Savings Bank at March 26, 1996:
$741,100.

There were 626,743 shares of Common Stock and 232,200 shares of the Series A Preferred Stock of the Registrant outstanding as of March 26, 1996.

Documents incorporated by reference: Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders (the "Proxy Statement"). (See Part III, Items 9, 10, 11 and 12).

                 Transitional Small Business Disclosure Format:
                                    Yes        No X
This report includes a total of 91 pages. Exhibit Index is on page 56-58.

                                      TABLE OF CONTENTS

                                            PART I

                                                                       Page


Item 1.        Business.......................................           3

Item 2.        Properties.....................................          31

Item 3.        Legal Proceedings..............................          31

Item 4.        Submission of Matters to a Vote of Security
               Holders........................................          31

                                            PART II

Item 5.        Market for the Common Equity and Related
               Stockholder Matters............................          32

Item 6.        Selected Financial Data........................          36

Item 7.        Management's Discussion and Analysis of
               Financial Condition and Results of Operations..          37

Item 8.        Financial Statements and Supplementary Data....          55

Item 9.        Changes in and Disagreements with Accountants
               on Accounting and Financial Disclosure.........          55

                                           PART III

Item 10.       Directors and Executive Officers...............          55

Item 11.       Executive Compensation.........................          55

Item 12.       Security Ownership of Certain Beneficial
               Owners and Management..........................          55

Item 13.       Certain Relationships and Transactions.........          55

                                            PART IV

Item 14.       Exhibits, Financial Statement Schedules
               and Reports on Form 8-K........................          56

Signatures...............................................               60

ITEM 1.  BUSINESS

The Bank

        Sutter Buttes Savings Bank, F.S.B. ("Bank") was originally chartered as a California state savings and loan association by the Department of Savings and Loan ("DSL") in 1982 and began operations on May 23, 1983. The Bank conducts its business at three locations. The main savings branch and executive office is located at 700 Plumas Street, Yuba City, California 95991. The Bank also operates a branch facility located at 729 "E" Street, Marysville, California 95901. In addition, on March 1, 1995 the Bank opened a wholesale mortgage banking division located at 5355 Avenida Encinas, Carlsbad, California 92008.

        The business of the Bank consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, in the origination and servicing of loans secured by real estate and, to a lesser extent, various types of consumer and commercial loans. Currently, the Bank invests in short-term certificates of deposit, federal funds and U.
S. Treasury Securities.

        The Bank's lending is focused primarily on the origination of mortgage or construction loans for one-to-four unit residential real estate. To a lesser extent, loans are also originated on five or more unit residential real estate and non-residential real estate. The principal sources of funds for the Bank's lending activities are deposit accounts, repayments of existing loans, the sale of loans and advances from the Federal Home Loan Bank ("FHLB") of San Francisco. The Bank's principal sources of income are interest on loans and fees earned from the origination and sale of real estate loans. Its principal expenses are interest paid on deposit accounts, borrowings and expenses of its day-to-day operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

        The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS"), the Federal Deposit Insurance Corporation ("FDIC") and until June 1, 1993, the DSL (See "Conversion"). It is also a member of the FHLB of San Francisco, which is one of the 12 regional banks making up the Federal Home Loan Bank System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System (the "FRB") governing reserves required to be maintained against deposits and certain other matters. See "SUPERVISION AND REGULATION."

Conversion

        The Bank converted from a state-chartered savings and loan association to a federally-chartered savings bank effective June 1,

1993. Shareholder approval of the conversion was obtained at the Annual Meeting of Shareholders on April 27, 1993, and OTS approval was obtained on May 14, 1993.

Stock Offerings

        General

        Between June 26, 1991 and January 31, 1992, the Bank conducted a public offering (the "Offering") pursuant to which it sold 152,200 shares (the "Shares") of Series A Preferred Stock (the "Preferred Stock") at a price of $5.00 per Share. In April 1991, a Private Offering of 80,000 Shares of Series A Preferred Stock was made to certain directors, officers and key new investors in the Bank, on substantially the same terms as the Shares were offered in the Offering. The Bank received $400,000 from the sale of Shares in the Private Offering which was used by the Bank to satisfy its regulatory core and tangible capital requirements. The Bank used the net proceeds from the Offering to support its deposit gathering and lending activities.

        The Preferred Stock

        The Preferred Stock is entitled to an annual, noncumulative 12% Cash Dividend ($0.60) per Share, if and as declared by the Board of Directors in its sole discretion, out of funds legally available therefor. In the event that the 12% Cash Dividend is unpaid in any year, the holders of the Preferred Stock shall receive one (1) immediately exercisable five (5) year Warrant representing the right to purchase a number of shares of Common Stock, determined pursuant to a formula. See "The Warrants," herein. The Preferred Stock is entitled to a liquidation preference of $5.00 per Share plus any declared and unpaid cash dividends and is senior to all other existing equity securities of the Bank with respect to dividends and rights to payment on liquidation. The Preferred Stock is immediately convertible into Common Stock at the option of the holders at the rate of 1.98 shares of Common Stock per Share of Preferred Stock. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. The Preferred Stock has one (1) vote per Share and the right to cumulate votes in the election of directors of the Bank. The Preferred Stock is redeemable at the option of the Bank (subject to regulatory approval or notice) for cash at a redemption price of the par value of the Preferred Stock, per Share, plus any unpaid cash dividend without interest thereon, less any Warrants previously exercised. Additionally, upon redemption of the Preferred Stock, the Warrants are also redeemable, at the option of the Board of Directors, at a redemption price of $0.01 per each share of Common Stock issuable upon exercise of the Warrant.

        The Warrants

        In the event that the Bank does not declare a Cash Dividend in any year, the holders of Preferred Stock receive an immediately exercisable, non-transferable Warrant representing the right to purchase a number of shares of Common Stock determined by dividing the cash value of the 12% Cash Dividend ($0.60) by the book value of the underlying Common Stock, per share, as of the end of the year in which the 12% Cash Dividend was earned. No fractional shares of Common Stock will be issued; alternatively, the number of shares for which a Warrant is issued in any year is rounded down to the next whole number of shares of Common Stock. Each Warrant when issued has a term of five (5) years. The exercise price of the Warrants are $0.01 per Share for each share of Common Stock issuable upon exercise. The Warrants do not confer on the holders thereof any rights as shareholders of the Bank until the Warrant is exercised by payment of the purchase price and submission of a Warrant exercise form. At any time and from time to time the rights of the holders of Warrants to exercise the Warrants may be suspended in order for the Bank to comply with State and Federal securities laws and regulations affecting the exercise of the Warrants. Upon redemption of the Preferred Stock, the Warrants are redeemable at any time during their term at a redemption price of $0.01 per Share issuable upon exercise of the Warrant. Upon issuance, the Warrants are subject to the terms of the respective Warrant Agreements dated February 25, 1992, February 23, 1993, February 15, 1994, February 21, 1995, and February 27, 1996.

        Due to the capital requirements applicable to the Bank and the Bank's present desire to retain earnings to support growth and future operations, it was not anticipated that the 12% Cash Dividend to which the Preferred Stock is entitled would be distributed in cash during at least the first five (5) years following the Offering. Accordingly, for fiscal years 1991, 1992, 1993, 1994 and 1995 the 12% cash dividend was paid and distributed in the form of Warrants, and it is anticipated that this will continue.

Capital Compliance

        The following table sets forth information concerning the Bank's capital compliance using the minimum regulatory capital requirements and the Bank's actual regulatory capital levels through December 31, 1995:

                                                                                Excess of
Capital                                            Required        Actual       required
Standard              Required %    Actual %       Amount          Amount        Amount
                             (dollars in thousands)

Core capital(1)         4.00%           5.49%      $2,587          $3,549       $  962
Tangible
 capital                1.50%           5.49%      $  970          $3,549       $2,579
Risk-based
 capital                8.00%          10.20%      $3,107          $3,964       $  857
- -----------------
(1)     Leverage limit.

Lending Activities

        General

        The Bank has adopted a policy of making real estate loans for its own portfolio principally in the form of adjustable rate mortgage loans. As a part of its asset/liability management strategy, the Bank's lending activity includes short-term and interest rate sensitive loans. The Bank has general authority to lend anywhere in the United States; however, the Bank's primary service area is Yuba and Sutter Counties in California. The Bank's secondary market area is made up of Butte, Sacramento, Yolo, Colusa, Placer and Nevada Counties, and, to a lesser degree, surrounding counties in Northern California. On March 1, 1995, the Bank opened a wholesale mortgage banking division in San Diego, California. This division originates loans throughout California, with a concentration in the San Diego area. The wholesale division originates loans for sale to the secondary market. In 1995 the majority of loans originated through the Bank were from the wholesale division.

        Real Estate Lending

        At year end 1995 the real estate loans, including portfolio loans and loans held for sale, had increased to $59.9 million from $58.4 million at year end 1994. The Bank's primary lending activity consists of originating residential loans for the purpose of enabling borrowers to purchase, hold or refinance residential real property secured by first liens on such property. The Bank has established criteria with respect to documentation and credit standards that are applied equally to all real estate lending.

        Origination, Purchase and Sale of Loans

        The Bank primarily originates loans for its own portfolio and for sale in the secondary market. In an effort to reduce the interest rate risk in its loan portfolio, the Bank offers loan products with adjustable interest rates. At December 31, 1995, adjustable rate mortgages represented approximately 95.7% of the Bank's loan portfolio. The Bank's current policy is to limit its origination of fixed rate residential real estate loans to loans in conformance with the standards of secondary market conduits to which the Bank sells. The sale of fixed rate loans in the secondary market generates non-interest income, the excess of the sales price over the cost of origination of fixed rate loans.

        Loans are originated by loan officers and commissioned loan agents or referred by loan brokers, which have been approved by the Board of Directors. Loans may be approved by management up to limits prescribed in the Bank's loan policy or by the Bank's Loan Committee. The Bank's loan products require significant documentation, and careful effort is maintained to insure quality control. All processing, servicing, underwriting and funding are subject to review by the Board of Directors.

        As part of the loan process, qualified independent appraisers inspect and appraise the secured property, while loan personnel gather and analyze information concerning the income, financial condition, employment and credit history of the applicant. When analysis and appraisal are complete, the transaction is either declined or forwarded to the Loan Committee for approval. The Loan Committee is comprised of the President, a Loan Manager and four non-management directors. The President and the Loan Manager have the authority to approve 1-4 family loans, originated for sale to the secondary market up to the maximum secondary marketing limits. Any two members of Loan Committee may approve salable loan products authorized by the Board and portfolio loans, including construction loans, up to $250,000.

        The Bank's loan policy requires title insurance insuring the priority of the Bank's lien on all of its loans secured by real property and requires that fire and extended coverage casualty insurance be maintained in amounts at least equal to the amounts of the loans on all properties standing as security for its loans.

        The Bank sells its fixed rate whole loans and participations in loans to institutional investors and is approved as a seller-servicer by FHLMC and FNMA and several other buyers of loans in the secondary markets. At December 31, 1995, the Bank was servicing $7,867,413 in loans for FHLMC, FNMA and private institutional loan buyers. During 1995 the Bank sold $17,368,895 of its servicing portfolio to a mortgage banking company. Management does not believe there is any additional risk inherent in the sale and servicing of loans because the underwriting involved is the same as origination for portfolio.

        Interest Rates, Terms and Fees

        Interest rates charged on the Bank's loans are affected primarily by the demand for such loans, the availability to the Bank of funds for lending purposes and yields available to the Bank from alternative investment opportunities. These factors are in turn affected by general economic conditions and such other factors as monetary policies of the federal government, the general supply of money in the economy, legislative tax policies and governmental budgetary matters. Interest rates charged by the Bank in California are not subject to the state's constitutional usury limitations because lending activities of savings institutions are exempt from California usury laws, but the Bank is subject to federal usury laws.

        The  Bank's   single-family   residential  loan  contracts  provide  for
repayment of principal over 30 years or less. Because borrowers may refinance or prepay their loans, however, such loans normally remain outstanding for a substantially shorter period of time.

        In addition to interest earned on loans, the Bank receives fees in connection with the origination of loans. The Bank earns additional income from fees for loan modifications, servicing sold loans, late payments, changes of property ownership and for miscellaneous related services.

Customer Deposits and Other Sources of Funds

        General

        Savings and other types of deposits are the principal source of the Bank's funds for use in lending and for other general business purposes. In addition to deposit accounts, the Bank derives funds from loan repayments and prepayments, whole loan and loan participation sales, borrowings and retained earnings. The availability of funds from loan sales is influenced by general interest rates and other market conditions. Loan repayments and prepayments have been a relatively stable source of funds, while savings accounts inflows and outflows vary widely. Borrowings have been limited to FHLB of San Francisco advances.

        Deposit Accounts

        The Bank attracts both short-term and long-term savings deposits from the general public by providing a wide assortment of accounts and rates. These deposit programs include regular passbook accounts and interest-bearing checking accounts, money market savings accounts, and certificates of deposit with varying maturities and rates. Included among these savings programs are Individual Retirement Accounts and Keogh accounts. The Bank does not use brokerage firms to obtain negotiable certificate of deposit accounts. The Bank's savings deposits are obtained principally from residents of its primary market area.

        Subject to applicable regulatory requirements, interest rates, minimum balance requirements, service fees, penalties and other terms and conditions of accounts are established by management and reviewed by the Board of Directors.

        Deposits represent liabilities of the Bank and, therefore, account holders would be entitled to full payment of their accounts prior to any payment to shareholders in the event of liquidation of the Bank. The Bank's accounts are insured by the Savings Association Insurance Fund ("SAIF") up to applicable limits (currently $100,000 per depositor in most cases). See "SUPERVISION AND REGULATION."

Employees

        At December 31, 1995, the Bank had a total of twenty-six (26) full-time equivalent employees, including seven (7) part-time employees. The Bank provides its employees with a comprehensive program of benefits, including basic major medical insurance, dental insurance, life insurance, accident death and dismemberment insurance, and long-term disability coverage, a 401 (k) Plan and an Internal Revenue Service Section 125 - Cafeteria Plan. The employees are not represented by a collective bargaining group. The Bank's management considers its employee relations to be excellent.

Competition

        The Bank experiences substantial competition in both attracting and retaining deposits, as well as in making new loans.

        Most of the Bank's competition for deposits and loans comes from other financial institutions operating in its primary service area, comprising Sutter and Yuba Counties, California, and, to a lesser extent, other nearby areas of Northern California. The Bank also faces competition for deposits from various investment vehicles sold by securities dealers and competition for loans from mortgage bank/brokerage operations. As of December 31, 1995, management estimates that there were approximately 10 other financial institutions with offices in the Bank's primary service area. The Bank's asset size of $64,629,739 at December 31, 1995 is modest compared with several of the large institutions (with assets well in excess of $1 billion) which have offices in the Bank's market area.

        The Bank's primary deposit market is considered to be the retail consumer area, particularly individual money market accounts, certificates of deposit and low volume NOW accounts and checking accounts. The Bank has attracted new deposits by paying competitive rates on certificates of deposit and money market accounts and by providing convenient personal service.

        The Bank's competition for loan originations is principally from other financial institutions, mortgage banking companies, insurance companies and other institutional lenders. The Bank attracts loan applicants primarily through competitive interest rates and loan origination fees, professional quality of services and prompt local loan application review and closing procedures.

SUPERVISION AND REGULATION

        General

        As  a  federally   chartered  savings  bank,  the  Bank  is  subject  to
regulation, supervision and periodic examination by the OTS and the FDIC. The regulations of these agencies govern most aspects of the

Bank's business and operations. Until its conversion to a federal charter in June 1993, the Bank also was regulated by the California Department of Savings and Loan. The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") which is administered by the FDIC to the maximum amount permitted by law, which is currently $100,000 per depositor in most cases.

         As administrator of the SAIF, the FDIC may prohibit any activity found to pose a serious risk of loss to the insurance fund or restrict the amount of an activity engaged in by a state-chartered thrift or its subsidiaries where it exceeds authority available to federal savings institutions.

        The OTS has authority to issue regulations, conduct examinations and supervise the operations of savings institutions. The OTS regulatory scheme is comprehensive, governing, among other things, capital requirements, equity investments, affordable housing, liquidity, securities issuances, the form of savings instruments issued by savings institutions, certain aspects of a savings bank's lending activities, including appraisal requirements, maximum loan amounts, private mortgage insurance coverage, lending authority and nondiscriminatory lending practices. OTS regulations also restrict transactions between savings institutions and affiliated parties which are deemed to be a conflict of interest under the regulations. In addition, the OTS' consent is required prior to any major corporate reorganization, including a merger or bulk purchase or disposition of assets.

The Federal Home Loan Bank System

        Stock Ownership

        All savings institutions that make long-term home mortgage loans or insured depository institutions which maintain at least 10% of their total assets in residential mortgages are required to be members of the regional Federal Home Loan Banks (the "FHLBs"), which are in turn overseen by the Federal Housing Finance Board. The Bank, as a member of the Federal Home Loan Bank System, is required, at a minimum, to acquire and hold shares of capital stock in the FHLB of San Francisco in an amount equal to 1% of the Bank's aggregate unpaid loan principal, but not less than $500. The Bank earned dividends totalling $23,415 and $25,094 during the years ended December 31, 1995 and 1994, respectively.

        Advances

        The Bank is authorized to apply for advances from the FHLB of San Francisco for residential housing finance, provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different credit programs, each having its own interest rate and range of maturities. Amounts an institution may borrow decrease if the institution fails to meet the Qualified

Thrift Lender ("QTL") test. See "Federal Deposit Insurance Corporation Improvement Act of 1991 - Qualified Thrift Lender Test." The FHLB prescribes the acceptable uses for advances as well as limitations on the size of advances. Additionally, at the time of origination or renewal of a loan or advance, FHLBs must obtain a security interest in collateral in the form of the following low-risk assets: whole loans, United States Government or mortgage-backed securities, FHLB deposits, and certain other real estate. At December 31, 1995, the Bank had $3,400,000 in advances from the FHLB of San Francisco.

Federal Reserve System

        The Board of Governors of the Federal Reserve System ("FRB") adopted regulations that require savings banks to maintain reserves against their transaction accounts (primarily NOW accounts) and non-personal time deposits. FRB regulations generally exempt from reserve requirements the first $4.3 million in net transaction accounts. Reserves of 3% (subject to adjustment by the FRB) must be maintained against net transaction accounts from $4.3 to $52.0 million, and a reserve of $1,560,000 plus 10% against that portion of total transaction accounts in excess of $52.0 million must be maintained. The FRB regulations do not presently require reserves to be maintained on time deposits and savings accounts.

        The balances on deposit to meet the reserve requirements imposed by the FRB may also be used to satisfy the liquidity requirements that are imposed by the OTS. See "Liquidity Requirements". As of December 31, 1995 the Bank had net transaction accounts totalling $5,533,000 and therefore no reserve requirement beyond what is met through vault cash.

Capital Adequacy Requirements

        The Bank is subject to the OTS's regulations governing capital adequacy, which include an interest rate risk component as of January 1994. OTS regulations set total capital requirements and define capital in terms of "core capital elements," or Tier 1 capital1 and "supplemental capital elements," or Tier 2
- --------
1 Tier 1 capital is generally defined as the sum of the core capital elements less a percentage of goodwill and certain intangibles. The following items are defined as core capital elements: (i) common stockholders' equity; (ii) noncumulative perpetual preferred stock and related surplus; and (iii) minority interests in the equity accounts of consolidated subsidiaries. Qualifying supervisory goodwill was limited to 0.375% of total assets during 1994 and must be phased out as a component of core capital by January 1, 1995.

capital.2 The maximum amount of supplemental capital elements which qualifies as Tier 2 capital is limited to one-hundred percent (100%) of Tier 1 capital.

        OTS regulations require the Bank to maintain leverage capital at a minimum of 3% of adjusted total assets, risk-based capital at a minimum of 8% of risk weighted assets and tangible capital at a minimum of 1.5% of adjusted total assets.

        Tangible capital includes core capital less qualifying supervisory goodwill and other intangible assets, plus purchased mortgage servicing rights. Risk-weighted assets equal total assets plus consolidated off-balance sheet items where each asset or item is multiplied by a risk weight assigned by the OTS. Off-balance sheet items are converted to on-balance sheet credit equivalents and then assigned a risk weight.

        The OTS adopted rules, effective January 1, 1994, setting forth a method of incorporating an interest rate risk component into the current risk-based capital rules, with the goal of ensuring that institutions with high levels of interest rate risk have sufficient capital to cover their exposures. The principal objectives in adopting an interest rate risk component are to make capital requirements sensitive to differences in interest rate exposures among savings banks, discourage savings banks from taking excessive interest rate risk, and to protect the deposit insurance fund. The regulation requires only institutions with an "above normal" level of interest rate risk exposure to maintain additional capital over the 8% risk-based capital requirement. Generally, institutions whose measured interest rate risk is less than or equal to 2% will not be required to maintain additional capital for interest rate risk. Those whose measured interest rate risk exceeds 2%, (i.e., those that would suffer a loss of market value portfolio equity exceeding 2% of the estimated market value of their assets under a 200 basis point rate shock) will be required to hold additional capital. The regulation became effective January 1, 1994, with implementation deferred to June 30, 1995.

        Recently  adopted  regulations  by the  federal  banking  agencies  have revised the risk-based capital standards to take adequate account of concentrations of credit and the risk of non-traditional activities. Concentrations of credit refers to situations where a lender has a relatively large proportion of loans involving one borrower, industry, location, collateral or loan type. Nontraditional activities are considered those that have not customarily been part of the banking business but that start to be conducted as a result of developments in, for example, technology
- --------
2 Supplementary capital elements include: (i) allowance for loan and lease losses (which cannot exceed 1.25% of an institution's risk weighted assets); (ii) cumulative perpetual preferred stock and other qualifying perpetual preferred stock; and (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments.

or financial markets. The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards. The federal banking agencies also are authorized to review an institution's management of concentrations of credit risk for adequacy and consistency with safety and soundness standards regarding internal controls, credit underwriting or other operational and managerial areas.

        The Bank has applied the OTS proforma model to the Bank's loans portfolio and has found no material impact on the Bank.

        Higher individual capital requirements may be imposed by the OTS on savings banks on a case-by-case basis if the OTS determines it to be necessary or appropriate, pursuant to the regulations and guidelines issued by the OTS for this purpose.

        Set forth below are the Bank's risk based and leverage capital ratios as of December 31, 1995:

====================================================================================
                                            RISK BASED CAPITAL RATIO
                                             AS OF DECEMBER 31, 1995
                              ------------------------------------------------------
                                        Amount                     Ratio
                              ======================================================
- ------------------------------------------------------------------------------------
Tier 1 Capital                                $3,549,000                     9.14%
- ------------------------------------------------------------------------------------
Tier 1 Capital Minimum
Requirement                                    1,554,000                     4.00%
- ------------------------------------------------------------------------------------

Excess                                         1,995,000                     5.14%
- ------------------------------------------------------------------------------------

Total Capital                                  3,964,000                    10.20%
- ------------------------------------------------------------------------------------
Total Capital Minimum
Requirement                                    3,107,000                     8.00%
- ------------------------------------------------------------------------------------

Excess                                           857,000                     2.20%
- ------------------------------------------------------------------------------------
Risk-Adjusted Assets                          38,838,000
- ------------------------------------------------------------------------------------

                                                         LEVERAGE RATIO
                                                      AS OF DECEMBER 31, 1995
                                      -----------------------------------------------
                                                 Amount                     Ratio
                                      ===============================================
- -------------------------------------------------------------------------------------

Tier 1 Capital to
Average Total Assets
(Leverage Ratio)                               $3,549,000                     5.49%
- -------------------------------------------------------------------------------------
Minimum Leverage                             2,584,000 to
Requirement                                     3,230,000            4.00% to 5.00%
- -------------------------------------------------------------------------------------
                                               252,000 to
Excess                                            898,000             .49% to 1.49%
- -------------------------------------------------------------------------------------
Average Total Assets                           63,801,541
=====================================================================================

Failure to Meet Capital Requirements

         A bank which does not meet its capital ratio requirements is required to submit a capital plan to the OTS. The capital plan has to be acceptable to the OTS in order for an institution to obtain exemptions from the capital standards and exemptions from sanctions for failure to meet capital requirements. If the plan submitted is not approved by the OTS, the bank immediately cannot increase its assets beyond the amount held on the day it received the notice of disapproval, and immediately must comply with any restrictions or limitations set forth in the written notice of disapproval.

        The OTS must prohibit any asset growth by savings banks not in compliance with capital standards, except for specific growth expressly approved according to certain guidelines. A bank not in compliance either with the capital regulations, individual minimum leverage ratio requirements or requirements included as part of an agreement between the bank and the OTS, further may be subject to a capital directive or to such other enforcement actions as the OTS deems necessary for the safety and soundness of the bank. Failure to satisfy an individual capital ratio constitutes a legal basis for a capital directive against a bank, which capital directive may contain those restrictions the OTS deems appropriate. A savings bank may apply for an exemption from the provisions of a capital directive, which must be accompanied by a capital plan acceptable to the OTS. The OTS District Director will treat as an unsafe and unsound practice any material failure by a savings bank to comply with any plan, regulation, or written agreement undertaken to comply with these requirements.

        In addition to the OTS minimum regulatory capital requirements, FDICIA has created capital categories for the purpose of determining when supervisory or other corrective action is appropriate. See "Federal Deposit Insurance Corporation Improvement Act of 1991 - Prompt Corrective Action" herein.

Regulatory Proceedings

        Prior to February 20, 1992, the Bank was subject to various regulatory orders, including a Cease and Desist Order and a supervisory directive requiring the submission of a Capital Plan.

        The Bank met the regulatory capital requirements at December 31, 1991 and, as a result, the OTS waived the Bank's Capital Plan requirement on February 20, 1992. The Bank continues to meet all minimum regulatory capital requirements as of December 31, 1995.

Liquidity Requirements

        The OTS requires savings institutions to maintain for each calendar month an average daily balance of "liquid assets" (cash, certain time deposits, bankers' acceptances, certain corporate obligations and specified United States Government, State or Federal agency obligations) of not less than 5% of the average daily balance of the institution's "liquidity base" (net withdrawable savings deposits plus short-term borrowings) during the preceding calendar month. In addition, savings banks must maintain an average daily balance of short-term liquid assets of not less than 1% of the average daily balance of its liquidity base during the preceding calendar month.

        The OTS may impose monetary penalties if an institution fails to meet liquidity requirements. At December 31, 1995, the Bank's ratio was 5.08%, and the Bank was in compliance with all such liquidity requirements.

Investment and Lending Restrictions

        Investments

        Under the Home Owner's Loan Act of 1933, as amended, the Bank is subject to limitations on the nature and amount of some types of investments and loans it may make. Under the regulations of the OTS, a savings banks is permitted to invest, without limitation as a percentage of assets, in U.S. government securities and accounts of insured depositor institutions among other things.

        Loan Limitations

        The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") imposes on savings banks the following loans-to-one-borrower limitations. FIRREA states a general rule allowing savings banks to lend up to 15% of the savings bank's unimpaired capital and unimpaired surplus to a single borrower, plus an additional 10% of unimpaired capital and unimpaired surplus for loans fully secured by readily marketable collateral. Readily marketable collateral does not include real estate. Notwithstanding these limits, FIRREA provides three exceptions which allow a savings institution to: (1) loan up to $500,000 to one borrower, regardless of the percentage of capital accounts that this amount represents, (2) develop domestic residential housing units up to the lesser of $30,000,000 or 30% of the savings institution's unimpaired capital and unimpaired surplus if, among other conditions, the loans made to all borrowers in the aggregate under this provision do not exceed 150% of the savings institution's unimpaired capital and unimpaired surplus, and (3) loan up to 50% of its unimpaired capital and surplus to one borrower in making a loan to finance the sale of real property acquired in satisfaction of debts previously contracted in good faith.

        OTS regulations allow a savings bank to make consumer loans up to 35% of the savings bank's assets, and commercial loans not in excess of 10% of the savings bank's assets.

        A savings bank authorized to make loans in excess of 90% of value on the security of real estate comprising single-family dwellings or dwelling units for four or fewer families may do so only if such loans are insured or guaranteed by various governmental agencies or if such loans comply with real estate lending standards as set forth in written policies adopted and maintained by the Bank. The policies must establish appropriate limits and standards for extensions of credit that are secured by liens on or interests in real estate, or that are made for the purpose of financing permanent improvements to real estate. This does not apply to loans to facilitate the sale of REO as a result of foreclosure, or acquired by deed in lieu of foreclosure.

        Real estate lending policies adopted by a savings bank must, among other things, reflect safe and sound banking practices, be appropriate to the size and the nature and scope of the operations of the institution, and be reviewed and approved by the board of directors at least annually. The policies must establish loan portfolio diversification standards, prudent underwriting standards, loan administration procedures, and documentation, approval and reporting requirements to adequately monitor compliance.

Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994

        In September 1994, President Clinton signed the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle- Neal"), which amends the Bank Holding Company Act and the Federal Deposit Insurance Act to provide for interstate banking, branching and mergers. Subject to the provisions of certain state laws and other requirements, one year after the date of its enactment, Riegle-Neal will allow a bank holding company that is adequately capitalized and adequately managed to acquire a commercial bank located in a state other than the holding company's home state. Similarly, beginning on June 1, 1997, the federal banking agencies may approve interstate merger transactions, subject to applicable restrictions and state laws. Further, a state may elect to allow out of state commercial banks to open de novo branches in that state. Riegle-Neal also includes several other provisions which may have an impact on the business of commercial banks nationally. The provisions include, among other things, a mandate for review of regulations to equalized competitive opportunities between U.S. and foreign banks, and evaluation on a bank-wide, state-wide and, if applicable, metropolitan area basis of the Community Reinvestment Act compliance of banks with interstate branches. With respect to both banks and savings institutions, Riegle-Neal includes provisions allowing the FDIC, when appointed as conservator or receiver of a financial institution, to revive otherwise expired causes of action for fraud and intentional misconduct resulting in unjust enrichment or substantial loss to a bank or savings institution.

        California has adopted the Caldera, Weggeland, and Killea California Interstate Banking and Branching Act of 1995 ("IBBA"), which became effective on October 2, 1995. The IBBA is concerned with the supervision of state chartered banks which operate across state lines, and covers such areas as branching, applications for new facilities and mergers, consolidations and conversions, among other things. The IBBA allows a California state bank to have agency relationships with affiliated and unaffiliated insured depository institutions and allows a bank subsidiary of a bank holding company to act as an agent to receive deposits, renew time deposits, service loans and receive payments for a depository institution affiliate. In addition, pursuant to the IBBA, California "opts in early" to the Riegle-Neal provisions regarding interstate branching, allowing a state bank chartered in a state other than California to acquire by merger or purchase, at any time after effectiveness of the IBBA, a California bank or industrial loan company which is at least five (5) years old and thereby establish one or more California branch offices. However, the IBBA prohibits a state bank chartered in a state other than California from entering California by purchasing a California branch office of a California Bank or industrial loan company without purchasing the entire entity or by establishing a de novo California branch office.

        The changes effected by Riegle-Neal and the IBBA may increase the competitive environment in which the Bank operates in the event that out of state financial institutions directly or indirectly enter the Bank's market area. It is expected that Riegle-Neal will accelerate the consolidation of the banking industry as a number of the largest bank holding companies attempt to expand into different parts of the country that were previously restricted. However, at this time, it is not possible to predict what specific impact, if any, Riegle-Neal and the IBBA will have on the Bank, the competitive environment in which the Bank operates, or the impact on the Bank of any regulations to be proposed under Riegle-Neal and the IBBA.

Federal Deposit Insurance Corporation Improvement Act of 1991
("FDICIA")

        General

        FDICIA primarily addresses the safety and soundness of the deposit insurance funds, supervision of and accounting by insured depository institutions and prompt corrective action by the federal bank regulatory agencies with respect to troubled institutions. FDICIA gives the FDIC, in its capacity as federal insurer of deposits, broad authority to promulgate regulations to assure the viability of the deposit insurance funds. FDICIA also places restrictions on institutions failing to meet minimum capital standards and provides enhanced enforcement authority for the federal banking agencies. FDICIA also strengthened Federal Reserve
Board regulations regarding insider transactions.

        Prompt Corrective Action

        FDICIA amended the FDIA to establish a format for closer monitoring of insured depository institutions and to enable prompt corrective action by regulators when an institution begins to experience difficulty. The general thrust of these provisions is to impose greater scrutiny and more restrictions on institutions as they descend the capitalization ladder.

        FDICIA  establishes  five  capital  categories  for  insured  depository institutions: (a) Well Capitalized3; (b) Adequately Capitalized4; (c) Undercapitalized5; (d) Significantly Undercapitalized6; and (e) Critically Undercapitalized7.

        Undercapitalized institutions are subject to the following mandatory supervisory actions: (1) increased monitoring and periodic review of the institution's efforts to restore its capital; (2) requirements that the institution submit a capital restoration plan; (3) restrictions on growth of the institution's total assets; and (4) limitations on the institution's ability to
- --------
3 Well Capitalized means a financial institution with a total risk-based ratio of 10% or more, a Tier 1 risk-based ratio of 6% or more and a leverage ratio of 5% or more, so long as the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure.
4 Adequately Capitalized means a financial institution with a total risk-based ratio of 8% or more, a Tier 1 risk-based ratio of 4% or more and a leverage ratio of 4% or more (3% or more if the institution has received the highest corporate rating in its most recent report of examination) and does not meet the definition of a Well Capitalized institution.
5 Undercapitalized means a financial institution with a total risk-based ratio of less than 8%, a Tier 1 risk-based ratio of less than 4% or a leverage ratio of less than 4%.
6 Significantly Undercapitalized means a financial institution with a total risk-based ratio of less than 6%, a Tier 1 risk- based ratio of less than 3% or a leverage ratio of less than 3%.
7 Critically Undercapitalized means a financial institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

make any acquisition, open any new branch offices or engage in any new line of business.

        Significantly Undercapitalized institutions and Undercapitalized institutions that fail to submit and implement adequate capital restoration plans are subject to the four mandatory provisions applicable to Undercapitalized institutions and, in addition, may be required to: (1) sell enough additional capital, including voting shares, to bring the institution to an Adequately Capitalized level; (2) restrict transactions with affiliates; (3) restrict interest rates paid on deposits to the prevailing rates in the region where the institution is located; (4) restrict asset growth or reduce total assets; (5) terminate, reduce or alter any activity (including any activity conducted by a subsidiary of the institution) determined by the bank regulatory agency to pose an excessive risk to the institution; (6) hold a new election for the institution's board of directors; (7) dismiss directors or senior officers and/or employ new officers, subject to agency approval; (8) cease accepting deposits from correspondent depository institutions; (9) divest or liquidate certain subsidiaries and/or (10) take any other action that the regulatory agency determines to be appropriates.

        In addition, Significantly Undercapitalized institutions are prohibited from paying any bonus or raise to a senior executive officer without prior agency approval. No such approval will be granted to an institution which is required to but has failed to submit an acceptable capital restoration plan.

        A Critically Undercapitalized institution faces even more severe restrictions. In addition to those steps that can be taken with respect to Significantly Undercapitalized institutions, a Critically Undercapitalized institution must be placed in conservatorship or receivership within 90 days of becoming Critically Undercapitalized, unless the appropriate federal banking agency determines, with FDIC concurrence, that other action would better achieve the purposes of the FDIA.

        Beginning December 19, 1993, no advances from a Federal Reserve Bank to any Undercapitalized depository institution may be outstanding for more than sixty (60) days in any given 120-day period, unless the head of the appropriate federal banking agency certifies to the Federal Reserve Bank that the institution is viable, or if the FRB Chairman so certifies to the Federal Reserve Bank. In either case, a grace period for the next sixty (60) days may be provided. There are more stringent restrictions on advances to Critically Undercapitalized institutions. Federal Reserve Banks shall have no obligation to make, increase, renew, or extend any advance or discount to any depository institution. The FRB is given the prerogative of examining any depository institution or affiliate in connection with any Federal Reserve System transaction.

        FDICIA also provides that if an institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice, its capital category may be downgraded to achieve a higher level of regulatory scrutiny.

        The Bank's capital ratios meet the test to be considered "Well Capitalized" as of December 31, 1995 according to these regulations.

        Brokered Deposits

        FDICIA restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not Well Capitalized. An Undercapitalized institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted. Under FDIC regulations, Well Capitalized institutions may accept brokered deposits without restriction and Adequately Capitalized institutions may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions imposed on payment of rates), while Undercapitalized institutions may not accept brokered deposits.

        Risk-Based Assessment System

        FDICIA amended the FDIA to require the FDIC to establish a risk-based assessment system for calculating a depository institution's semiannual deposit insurance premium. Under regulations adopted by the FDIC, the risk which each insured depository institution poses to its insurance fund is determined on the basis of capital and supervisory evaluations. The regulations became effective November 2, 1992 and applied to the first semiannual calendar period of 1993.

        With respect to capital, insured institutions are divided into three main capital groups: well-capitalized (those institutions considered "well-capitalized" for prompt corrective action purposes); adequately capitalized (those institutions considered "adequately capitalized" for prompt corrective action purposes, except that the leverage capital ratio may not be less than 4%); and undercapitalized (all other institutions). Each of the three capital categories are further subdivided by three supervisory subgroups designated "A" (financially sound institutions with only a few minor weaknesses), "B" (institutions having weaknesses which, if not corrected, could result in significant deterioration and increased risk of loss to the appropriate insurance fund) and "C" (institutions which pose a substantial probability of loss to the appropriate insurance fund if corrective action is not taken), resulting in a total of nine categories for risk assessment purposes. The nine-category rate schedule is expressed in terms of basis points, resulting in an assessment range from .23% for well-capitalized institutions in subgroup "A" to .31% per annum for undercapitalized institutions in subgroup "C." During 1995, the Bank's assessment rate was .26% of insured deposits. For the first half of 1996 the Bank will pay an assessment rate of .29%.

        One purpose of the risk-based assessment system is the recapitalization of the two insurance subfunds maintained by the FDIC, the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"), to 1.25% of estimated insured deposits. During 1995 the BIF reached the 1.25% reserve ratio. As a result BIF premiums were reduced substantially. BIF members that were well-capitalized generally paid .03% in premiums. During the year there were several proposals that would require the SAIF members to pay a one time premium large enough to bring the SAIF up to the 1.25% reserve ratio. At that time SAIF premiums would be dropped to levels approximating BIF premiums. The 1995 budget dispute kept these proposals from being enacted into law. It was anticipated that the one time assessment would be charged to savings institutions in the first quarter of 1996. At this time it is not known when such legislation might be enacted into law.

        Qualified Thrift Lender ("QTL") Test

        Subtitle G of FDICIA contains the Qualified Thrift Lender Reform Act of 1991, which amends provisions of the Home Owner's Loan Act relating to the QTL Test. Beginning January 1, 1992, a savings bank that was not subject to penalties for failure to maintain QTL status as of June 30, 1991, under the QTL regulations then in effect, was deemed to be a qualified thrift lender and will continue as one so long as the bank's actual thrift investment percentage ("ATIP") in at least nine months out of each twelve month period after January 1, 1992 continues to equal or exceed 65%. Qualified thrift investments include, among others, loans that were made to purchase, refinance, or construct domestic residential housing or manufactured housing, home equity loans and securities backed by or representing an interest in mortgages on domestic residential housing or manufactured housing.

        Other Provisions of FDICIA

        FDICIA required the federal banking agencies to adopt regulations or guidelines with respect to safety and soundness standards. The agencies have adopted uniform Guidelines which are used, primarily in connection with examinations, to identify and address problems at insured depository institutions before capital becomes impaired. The federal bank regulatory agencies recently proposed asset quality and earnings standards which would be added to the safety and soundness Guidelines.

        FDICIA restricts the acceptance of brokered deposits by insured depository institutions that are not well capitalized. It also places restrictions on the interest rate payable on brokered deposits and the solicitation of such deposits. An undercapitalized institution will not be allowed to solicit brokered deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market area in which such deposits would otherwise be accepted. In addition to these restrictions on acceptance of brokered deposits, FDICIA provides that no pass-through deposit insurance will be provided to employee benefit plan deposits accepted by an institution which is ineligible to accept brokered deposits under applicable law and regulations.

        FDICIA also adds grounds to the previously existing list of reasons for appointing a conservator or receiver for an insured depository institution.

        FDICIA also places restrictions on insured state bank activities and equity investments, interbank liabilities and extensions of credit of insiders and transactions with affiliates.

        Finally, the federal banking agencies recently have proposed regulations establishing new capital requirements for general market risk and specific risk as they pertain to the trading activities of a banking organization and to the organization's other foreign exchange and commodities activities. Because these and other proposed regulations are subject to change before they are adopted in final form, their ultimate impact on the Bank cannot yet be determined.

Financial Institutions Reform, Recovery, and Enforcement Act of
1989

        Some of the important provisions and major changes made by FIRREA are discussed below.

        Enhanced Authority of Regulatory Agencies

        Any savings bank which does not operate in accordance with or conform to the OTS regulations, policies and directives may be sanctioned for noncompliance. FIRREA gave the OTS the power to (1) institute cease-and-desist proceedings; (2) order restitution or indemnification; (3) remove an officer or director and impose an industry-wide prohibition; and (4) enforce these powers by injunction and civil money penalties. Cease-and-desist proceedings may be initiated against an institution if the OTS is of the opinion that the institution has engaged, is engaging, or will engage in an unsafe or unsound practice or violate any law, rule, regulation or condition imposed by the OTS. The OTS further has the power to enforce any effective and outstanding notice or order and may seek civil money penalties for the violation of laws, regulations, orders, or other conditions imposed on the bank. FIRREA significantly expands the grounds upon which a receiver or conservator may be appointed for a savings bank. Included in the new grounds are "having substantially insufficient capital," incurrence or likely incurrence of losses that will deplete all or substantially all of a bank's capital with no reasonable prospect for that capital to be replenished without Federal assistance, or a violation of law or regulation which is likely to weaken the condition of the institution.

        Acquisition of Control

        FIRREA amended the Home Owner's Loan Act to establish new provisions governing savings and loan holding companies. A savings and loan holding company is defined as any company which directly or indirectly controls a savings bank or controls another company which is a savings and loan holding company. Under FIRREA, "control" exists where a person (a) directly or indirectly, or acting in concert with one or more other persons or through one or more subsidiaries, owns, controls or holds the power to vote (or holds proxies representing) more than 25% of the voting shares of a savings bank, (b) controls in any manner the election of a majority of the directors of the savings bank or (c) directly or indirectly exercises a controlling influence over the management or policies of the savings bank. Once control of a savings bank has been established, various provisions of FIRREA govern the activities of savings and loan holding companies.

        OTS regulations prohibit companies from acquiring control of a savings bank without the prior written approval of the OTS. Persons acquiring control of a savings bank must provide written notice to the OTS, which the OTS may disapprove or allow to take effect after the expiration of a certain waiting period. Certain types of acquisitions by companies or persons are exempt from the OTS application or notice requirements.

        The OTS is empowered to disapprove an acquisition of control upon a consideration of, among other things, the following factors: (i) whether the acquisition would result in or tend to result in a monopoly or would substantially lessen competition, (ii) whether the financial and managerial resources and future prospects of the acquiror and bank involved would be detrimental to the bank or the insurance risk of the SAIF or BIF, and (iii) the convenience and needs of the community to be served.

        Transactions with Affiliated Persons and Conflicts of Interest

        OTS regulations impose a number of restrictions on transactions and dealings between the Bank and affiliated persons. As used in applicable statutes and regulations the definition of "affiliated person" includes the Bank's directors and officers and their spouses and certain members of their immediate families. Also included as affiliated persons are certain persons, corporations and other organizations who possess certain relationships with the Bank as set out in the regulations.

        FIRREA requires savings institutions to comply with the laws and regulations of the FRB (Sections 22(h) (as recently amended by FDICIA), 23A and 23B of the Federal Reserve Act and Regulation O) concerning conflicts of interest and loans to affiliates in the same manner and to the same extent as if the savings institution were a member bank of the Federal Reserve System. These laws and regulations limit loans or extensions of credit to: executive officers, directors and principal shareholders (i.e., in most cases those persons who own, control or have power to vote more than 10% of any class of voting securities); companies controlled by such executive officer, director or shareholder who directly or indirectly or acting through or in concert with one or more other person owns, controls or has the power to vote 25% or more of any class of voting securities, controls the election of a majority of directors, or has the power to exercise controlling influence over management or policies; or political or campaign committee funds which will benefit executive officers, directors or principal shareholders. Loans extended to any of the above persons must comply with the loan-to-one-borrower limits, require full board approval when aggregate extensions of credit to such person exceed specified amounts, must be granted on substantially the same terms, including interest rates and collateral as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with non-affiliated persons, and must not involve more than the normal risk of repayment or present other unfavorable features. Finally, the Bank is prohibited from paying an overdraft on an account of an executive officer or director, except pursuant to a written preauthorized interest-bearing extension of credit specifying a method of prepayment.

        FDICIA also resulted in an amendment to Regulation O which provides that the aggregate limit on extensions of credit to all insiders of a financial institution as a group cannot exceed the institution's unimpaired capital and unimpaired surplus. An exception to this limitation is provided for financial institutions with deposits of less than $100,000,000 which may, by resolution of its Board of Directors, increase the general limit referenced herein to a level not to exceed two times the savings bank's unimpaired capital and unimpaired surplus, if: the Board of Directors determines that a higher limit is consistent with prudent, safe and sound banking practices and is necessary to avoid restricting credit or to attract or retain facts and reasoning on which the Board of Directors bases its determination; the savings bank is in satisfactory overall condition as determined in the most recent report of examination of the savings bank; and the savings bank meets or exceeds all applicable capital requirements.

        Other Transactions with Affiliated Persons

        The Bank may not deposit funds with any affiliated person or in any financial institution of which an affiliated person is a director, without the prior written approval of the Regional

Director of the OTS. No affiliated person may receive, directly or indirectly, from the Bank or any other source, any fee or compensation of any kind in connection with the procurement of any loan from the Bank. The Bank may not, directly or indirectly, purchase or lease from, jointly own with, or sell to, an affiliated person any interest in real property unless the transaction is determined by the Regional Director of the OTS to be fair to, and in the best interest of, the Bank. The regulations also restrict loans to third persons secured by collateral of an affiliated person or guaranteed by an affiliated person, the investment in the securities of an affiliated person, and the purchase of securities from an affiliated person under a repurchase agreement. The Bank may not permit any salaried officer or employee to work for an affiliated person during the employee's hours of employment by the Bank unless the affiliated person compensates the Bank for the time involved. The Bank may not grant any loan subject to the prior condition, agreement or understanding that the borrower will contract with any specific person or organization for insurance services, building materials or construction services, legal services, services of a real estate agent or broker, or real estate or property management services.

        The composition of the Board of Directors of the Bank must comply with the following requirements: (a) a majority of the directors must not be salaried officers or employees of the Bank; (b) not more than 2 of the directors may be members of the same immediate family; and (c) not more than one director may be an attorney with a particular law firm.

        Other legislation which has been or may be proposed to the United States Congress and regulations which may be proposed by the OTS, the FDIC and the FRB may affect the business of the Bank. It cannot be predicted whether any pending or proposed legislation or regulations will be adopted or the effect such legislation or regulations may have upon the business of the Bank.

Income Taxation

        Bad Debt Reserve

        Generally, a savings bank is taxed in the same manner as other corporations. Unlike other corporations, however, a savings bank meeting certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended (the "Code"), is eligible for a deduction from taxable income for a reasonable annual addition to its bad debt reserve. To qualify for the deduction, at least 60% of the assets of the bank must consist of cash, federal government obligations, taxable state and local government obligations, loans secured by deposits or by interests in residential real property, educational loans, property used by the institution in the conduct of its business, and certain other assets. As of December 31, 1994, the Bank held in excess of 60% of its assets in qualifying property and anticipates continuing to do so.

        For purposes of computing the bad debt reserve deduction, the Bank's loans are separated into "qualifying real property loans" (generally, those loans secured by interests in improved real property) and "nonqualifying loans" (all other loans). The reasonable addition to the bad debt reserve for each of the two categories of loans is determined and these two amounts are combined to determine the addition for the year to the bad debt reserve.

        The addition to the bad debt reserve for nonqualifying loans is determined using the "experience" method. The addition to the bad debt reserve for qualifying real property loans may be based on either the experience method or the "percentage of taxable income" method. The percentage of taxable income method permits an addition to the bad debt reserve equal to as much as 8% of a bank's taxable income for that taxable year. There are several limits, however, on the use of the percentage of taxable income method. First, the amount is reduced by the addition to the bad debt reserve for nonqualifying loans. Second, the addition to the bad debt reserve for qualifying real property loans cannot result in a reserve for such loans greater than 6% of such loans outstanding at the end of the tax year. In addition, the reserve for qualifying real property loans is limited to the greater of (a) the amount determined under the experience method or (b) the amount which, when added to the addition to bad debt reserve for nonqualifying loans, equals the amount by which 12% of deposits or withdrawable accounts of depositors at the close of the tax year exceeds the sum of the bank's surplus, undivided profits and reserves at the beginning of that year. In 1993, 1994 and 1995 the Bank used the percentage of taxable income method.

        Subject to the provisions of Code Section 593(e) and the Treasury Regulations thereunder, if a savings bank distributes cash or property to its shareholders, and the distribution is treated as being from its accumulated bad debt reserves, the distribution may cause the bank to have additional gross income. Numerous detailed and complicated rules govern the calculations under Code Section 593(e). Generally, however, the distributions potentially subject to Code Section 593(e) include all distributions to shareholders with respect to their stock including certain redemptions and liquidations. Distributions not in redemption or liquidation of a shareholder's stock which a savings bank makes from its current or accumulated earnings and profits are not treated as distributions made from the accumulated bad debt reserves. The amount of additional gross income is equal to the lesser of: (a) the amount of the bad debt reserves, or (b) the gross amount of the deemed distribution (i.e., the amount which after reduction for the income tax attributable to the amount is equal to the actual distribution).

        In 1995 the Bank applied for and received permission from the State of California to change its method of accounting for bad debts for California purposes in 1995. The Bank will only deduct from income loans specifically charged off for California Income
Tax purposes.

        The following are other more significant federal and California income tax provisions affecting savings banks.

        Corporate Tax Rates

        The federal corporate tax rate is 34% for up to $10 million of taxable income, and 35% for taxable income over $10 million. The 1% differential is phased out between $15 million and approximately $18.3 million so that corporations with over approximately $18.3 million of taxable income are taxed at a flat rate of 35%.

        Corporate Alternative Minimum Tax

        Generally, a corporation will be subject to an alternative minimum tax ("AMT") to the extent the tentative minimum tax exceeds the corporation's regular tax liability. The tentative minimum tax is equal to (a) 20 percent of the excess of a corporation's "alternative minimum taxable income" ("AMTI") over an exemption amount, less (b) the alternative minimum foreign tax credit. AMTI is defined as taxable income computed with special adjustments and increased by the amount of tax preference items for a tax year. An important adjustment is made for "adjusted current earnings," which generally measures the difference between corporate earnings and profits (as adjusted) and taxable income. Finally, a corporation's net operating loss (computed for AMT purposes), if any, can be utilized only up to 90% of AMTI, with the result that a corporation with current year taxable income will pay some tax.

        Interest incurred for tax-exempt obligations

        Generally, taxpayers are not allowed to deduct interest on indebtedness incurred to purchase or carry tax-exempt obligations. This rule applies to a bank, to the extent of its interest expense that is allocable to tax-exempt obligations acquired after August 7, 1986. A special exception applies, however, to a "qualified tax-exempt obligation," which includes any tax-exempt obligation that (a) is not a private activity bond and (b) is issued after August, 7, 1986 by an issuer that reasonably anticipates it will issue not more than $10 million of tax-exempt obligations (other than certain private activity bonds) during the calendar year. Interest expense on qualified tax-exempt obligations is deductible, although it is subject to a 20 percent disallowance under special rules applicable to financial institutions.

        Net operating losses

        Generally, a bank is permitted to carry a net operating loss ("NOL") back to the prior three tax years and forward to the succeeding fifteen tax years. If the NOL of a commercial bank is attributable to a bad debt deduction taken under the specific charge-off method after December 31, 1986 and before January 1, 1994, however, such portion of the NOL may be carried back ten years and carried forward five years. The 1990 Act clarified that a commercial bank's bad debt loss is treated as a separate NOL to be taken into account after the remaining portion of the NOL for the year.

        Amortization of intangible assets including bank deposit base

        Prior to the Revenue Reconciliation Act of 1993 (the "1993 Act"), there was considerable controversy regarding the amortization (depreciation) of certain intangible assets, such as customer lists and similar items. Generally, the issue involved whether the intangible asset represented nonamortizable goodwill or a separate and distinct asset which could be amortized over its useful life.

        The 1993 Act provides that certain intangible property acquired by a taxpayer must be amortized over a 15 year period. For this purpose, acquired assets required to be amortized include goodwill and the deposit base or any similar asset acquired by a financial institution (such as checking and savings accounts, escrow accounts and similar items). The 15 year amortization rule generally applies to property acquired after August 10, 1993.

        Mark-to-market rules

        The 1993 Act introduced certain "mark-to-market" tax accounting rules for "dealers in securities." Under these rules, certain "securities" held at the close of a taxable year must be marked to fair market value, and the unrealized gain or loss inherent in the security must be recognized in that year for federal income tax purposes. Under the definition of a "dealer," a bank or financial institution that regularly purchases or sells loans may be subject to the new rules. The rules generally are effective for tax years ending on or after December 31, 1993.

        Certain securities are excepted from the mark-to-market rules provided the taxpayer timely complies with specified identification rules. The principal exceptions affecting banks are for (1) any security held for investment and (2) any note, bond, or other evidence of indebtedness acquired or originated in the ordinary course of business and which is not held for sale. If a taxpayer timely and properly identifies loans and securities as being excepted from the mark-to-market rules, these loans and securities will not be subject to these rules. Generally, a financial institution may make the identification of an excepted debt obligation in accordance with normal accounting practices, but no later than 30 days after acquisition.

        California tax laws

        A commercial bank is subject to the California franchise tax at a special bank tax rate based on the general corporate (non financial) rate plus 2%. The rate for calendar income year 1995 was 11.3%. The applicable tax rate is higher than that applied to general corporations because it includes an amount "in lieu" of many other state and local taxes and license fees payable by such corporations but generally not payable by banks and financial corporations.

        California has adopted substantially the federal AMT, subject to certain modifications. Generally, a bank is subject to California AMT in an amount equal to the sum of (a) seven percent of AMTI (computed for California purposes) over an exemption amount and (b) the excess of the bank tax rate over the general corporation tax rate applied against net income for the taxable year, unless the bank's regular tax liability is greater.

        California permits a bank to compute its deduction for bad debt losses under either the specific charge-off method or according to the amount of a reasonable addition to a bad debt reserve.

        California has incorporated the federal NOL provisions, subject to significant modifications for most corporations. First, NOLs arising in income years beginning before 1987 are disregarded. Second, no carryback is permitted, and for most corporations NOLs may be carried forward only five years. Third, in most cases, only fifty percent of the NOL for any income year may be carried forward. Fourth, NOL carryover deductions are suspended for income years beginning in calendar years 1991 and 1992, although the carryover period is extended by one year for losses sustained in income years beginning in 1991 and by two years for losses sustained in income years beginning before 1991. Finally, the special federal NOL rules regarding bad debt losses of commercial banks do not apply for California purposes.

        Finally, in 1994, California enacted legislation conforming to the federal tax treatment of amortization of intangibles and goodwill, with certain modifications. No deduction is allowed under this provision for any income year beginning prior to 1994.

        The various laws discussed herein contain other changes that could have a significant impact on the banking industry. The effect of these changes is uncertain and varied, and it is unclear to what extent any of these changes may influence the Bank's operations or the banking industry generally.

        In addition, there are several tax bills currently pending before Congress which could have a significant impact on the banking industry. As of March 18, 1996, it is uncertain whether these bills will be enacted and what impact these bills will have on the Bank.

Recent Accounting Pronouncements

        The Bank adopted Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments' (SFAS 107) during fiscal year 1995, which requires that the Bank disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best judgement in assessing fair value, there are inherent weaknesses in any estimating technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgement. Changes in the assumptions used could significantly affect these estimates. Fair value has not been adjusted to reflect changes in market conditions subsequent to December 31, 1995, therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction. The effect of adoption of this standard was not material.

        In 1995, the Bank adopted SFAS No. 122, "Accounting by Mortgage Servicing Rights". Under the new standard the Bank recognizes as separate assets rights to service mortgage loans for others, whether those servicing rights are originated or purchased. Previously, only purchased servicing rights were capitalizable as an asset whereas internally originated rights were expensed. The Bank assesses capitalized servicing rights for impairment based on fair value, rather than an estimate of undiscounted future cash flows. The effect of adoption of this standard was not material.

ITEM 2.  PROPERTIES

        At December 31, 1995, the Bank conducted its business through three (3) offices. The Bank's loan origination and loan servicing departments as well as the accounting and compliance departments are maintained in the 508 Forbes facility adjacent to the Bank's main office. The Bank opened its first full service branch located at 729 E Street, Marysville, California 95901, on March 14, 1994 and on March 11, 1995 opened a mortgage wholesale division located at 5355 Avenida Encinas, Suite 206, Carlsbad, CA 92008. Further information concerning its main office and other office properties and equipment is set forth in Note 5 of the "Notes to Financial Statements" included elsewhere in this Form 10-KSB.

        The following is a list of properties owned by the Bank at December 31, 1995 and the net book value of each property:

        Location                    Net Book Value

        700 Plumas Street           $409,483
        Yuba City, CA

        The Bank sold its premises at 508 Forbes Street in early 1995. The sale was made to an affiliated party, Valley Fair Realty which is owned by George Murray, a director of Sutter Buttes Savings Bank. The terms of the deal were all cash. The Bank leased back a portion of this building at a rate of $870 per month for a term of one (1) year beginning February 1, 1995. The Bank agreed to renew the lease for another one (1) year term beginning February 1, 1996. The Board of Directors determined that the terms of the sale and lease were no less favorable than those which could have been obtained from unaffiliated third parties.

ITEM 3.  LEGAL PROCEEDINGS

        In the normal course of business, the Bank is occasionally made a party to actions seeking to recover damages from the Bank. The Bank is involved in various claims and legal action arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Bank's financial condition.

        Additionally,   no  director,   officer,  affiliate,  or  more  than  5%
shareholder of the Bank is a party adverse to the Bank or has a material interest adverse to the Bank.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE
         OF SECURITY HOLDERS

        During the fourth quarter of 1995, no matters were submitted to a vote of security holders, through solicitation of proxies or otherwise.

PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Trading History

        Common Stock

        The Bank's Common Stock is not listed on any exchange nor is it quoted on NASDAQ. Historically, there has been no trading market for the Common Stock and it is not expected that one is likely to develop. The Common Stock is not the subject of regular quotations by brokers or dealers, but shares are traded from time to time in private transactions.

        Based upon information available to the Bank from the Bank's transfer agent and registrar, 5,381 shares of common stock were sold in 1995 at a price of $1.86 per share. 1,400 shares of common stock were sold in 1994 at a price of $2.75 per share. 4,000 shares of Common Stock were sold in 1993 with prices ranging from $2.70 per share to $3.04 per share. In 1992, 240 shares of common stock were sold at a price of $2.50 per share.

        As of December 31, 1995, the fully diluted book value per share of the Bank's Common Stock was $3.10. The computation was based on stockholders' equity at December 31, 1995 divided by the total number of common stock equivalents outstanding as of December 31, 1995. Common stock equivalents include common stock, convertible preferred stock, warrants issued and outstanding, and stock options issued and outstanding.

        At March 26, 1996, there were approximately 347 holders of record of the 626,743 issued and outstanding shares of Common Stock.

        Preferred Stock

        The Preferred Stock is not listed on any exchange nor is it quoted on NASDAQ. It is not expected that there will be any trading market established for the Preferred Stock. It is not anticipated that the Preferred Stock will be listed or quoted on an exchange or market. As of March 26, 1996, there were approximately 73 holders of record of the 232,200 issued and outstanding shares of Preferred Stock.

        Based upon information available to the Bank from the Bank's transfer agent and registrar, 20,000 shares of preferred stock, including two (2) years' of outstanding warrants associated with such shares, were sold in 1994 at a price of $5.00 per share. No shares were sold in 1995.

        Warrants

        The Warrants are not listed on any exchange nor are they quoted on NASDAQ. As the Warrants are nontransferable, no trading market can be established for the Warrants, nor will they be listed or quoted on any exchange or market. See "Dividends" herein.

        Options

        On April 21, 1992, the Board of Directors adopted the Employee Stock Option plan for full-time salaried officers and employees of the Bank and the Directors' Stock Option Plan for all non-employee directors of the Bank. The Employee and Directors' Plans were approved by the Bank shareholders on June 10, 1992.

        Outstanding employee options vest over three to five years and at exercise prices per share of $2.42 to $3.04. Outstanding director options vest six months after issuance at $2.42 per share. No options have been exercised. At December 31, 1995, the plans contained:
                  Employee Plan     Directors' Plan

Shares reserved         117,084     39,028
Options granted          12,500     36,800
Options vested           11,500     36,800

        Dividends

        The Bank has never paid dividends on the Common Stock but has adopted a Dividend Policy that would allow the Bank to declare a cash dividend on Common Stock subject to adequate profitability and maintenance of the well capitalized status according to the prompt corrective action provisions of FDICIA. The Preferred Stock has the right to receive annually, if and as declared by the Board of Directors in its sole discretion, out of funds legally available therefor, a cash dividend equal to 12% ($0.60) of the par value of the Preferred Stock, per Share (the "12% Cash Dividend"). The Preferred Stock has priority over the Common Stock in the payment of dividends. This dividend right is non-participating and non-cumulative, meaning that unpaid cash dividends in any year do not accrue and are not payable in subsequent years. Rather, if in any year a cash dividend is not declared and paid by the Bank's Board of Directors, holders of the Preferred Stock shall receive immediately exercisable Warrants representing the right to purchase a number of shares of Common Stock determined by dividing the cash value of the 12% Cash Dividend ($0.60) by the book value of the underlying Common Stock, per share, at the end of the year in which the Preferred Stock dividend is earned. The Warrants will be exercisable according to their terms, are not transferable and will be outstanding for a period of five (5) years from the date of issuance. See "The Warrants," herein.

        OTS regulations impose limitations on the ability of savings banks to make various capital distributions. Capital distributions include dividends, stock repurchases or redemptions or other transactions requiring the payout of capital by a bank. A stock dividend is not considered a capital distribution under the regulations.

        OTS regulations establish a three-tiered system governing capital distributions. An institution that has "capital" (as defined) at least equal to its fully phased-in capital requirement in effect as of January 1, 1994 is a "Tier 1" capital institution. An institution that has capital at least equal to the risk-based capital standard in effect as of January 1, 1993, but less than its fully phased-in capital requirement, is a "Tier 2" institution. An institution having capital that is less than the risk-based capital standard in effect as of January 1, 1993 is a "Tier 3" institution.

        A Tier 1 institution may, following notice to the OTS, make capital distributions during a calendar year up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess over its fully phased-in capital requirement) at the beginning of the calendar year; or 75% of its net income over the most recent four-quarter period. Any additional amount of capital distribution by a Tier 1 institution requires prior regulatory approval. An institution that meets the Tier 1 capital criteria but has been notified that it requires more than normal regulatory supervision is treated as a Tier 2 or Tier 3 savings bank (see below) unless the OTS determines that such treatment is not necessary to ensure the savings bank's safe and sound operation.

        A savings bank that meets the Tier 2 criteria is able to make capital distributions from 25% to 75% of its net income during its most recent four-quarter period, less any capital distributions previously made over the same period, depending upon whether the bank meets its fully phased-in capital requirement. Notice must be given to the OTS. Any additional amount of capital distribution by a Tier 2 institution requires prior regulatory approval. A Tier 3 institution generally is not authorized under the regulation to make any capital distributions without prior regulatory approval, but may make such distributions in accordance with an approved capital plan.

        Based upon the regulatory requirements discussed above and the Bank's retained earnings of $317,464 at December 31, 1995, the Bank can pay cash dividends on the Common Stock or the Preferred Stock within regulatory guidelines. Even if the Bank may, in the future, pay the 12% Cash Dividend, no assurance can be given that the 12% Cash Dividend will be declared or paid by the Bank. Rather, in lieu of the 12% Cash Dividend, the Bank anticipates the distribution of Warrants to purchase Common Stock. Such a distribution of Warrants is not subject to the capital distribution regulations.

        In the event that the 12% Cash Dividend on the Preferred Stock has not been declared and paid or set apart during any fiscal year of the Bank, the holders of the Series A Preferred Stock will be entitled to receive one (1) immediately exercisable, non-transferable Warrant representing the right to purchase a number of shares of Common Stock determined by dividing the cash value of the 12% Cash Dividend ($0.60) by the book value of the underlying Common Stock, per share, as of the end of the year in which the 12% Dividend was earned. The exercise price of the Warrants shall be $0.01 per share for each share of Common Stock issuable upon exercise of the Warrant. The term of each Warrant shall be five (5) years, commencing on the date the Warrant is issued. No fractional shares of Common Stock will be issued; alternatively, the number of shares for which a Warrant may be issued in any year will be rounded down to the next whole number of shares of Common Stock.

        Although the Warrant is immediately exercisable and, therefore, the holder thereof may elect to exercise the Warrant at any time during its five (5) year term, the right of the holder to exercise the Warrant may nonetheless be suspended, at any time and from time to time, in the event counsel to the Bank determines that such suspension is required for the Bank to comply with any federal or state law or regulation pertaining to the regulation of Warrants and the other securities of the Bank.

        The Board of Directors may declare the 12% Cash Dividend on the Preferred Stock at any time. If the 12% Cash Dividend is paid in the form of Warrants, the Bank will issue such Warrants within forty-five (45) days after the record date set by the Board of Directors for the 12% Cash Dividend, or if the Board of Directors is unable to determine the book value of the Common Stock as of the record date, the Warrants will be issued as soon thereafter as said book value is determined.

        Once issued, the Warrants will not confer on the holders thereof any right to vote on matters affecting the Bank, any right to receive dividends, any preemptive rights, any right to share in the Bank's assets in the event of any liquidation, dissolution or winding up or any other rights as a shareholder of the Bank, until such time as a Warrant is exercised by payment of the exercise price and execution of a form of election to exercise the Warrant.
See "Stock Offerings - The Warrants" herein).

        As of March 26, 1996, the Preferred Shareholders had earned 227,055 Warrants of which 190,533 have been issued and 140,548 have been exercised.

ITEM 6. SELECTED FINANCIAL DATA

        The selected financial data presented below has been derived from the financial statements of the Bank. The information contained herein should be read in conjunction with the audited financial statements and notes thereto contained elsewhere in this Form 10-KSB.

                                                         Years Ended December 31,
                                           1995          1994          1993          1992           1991
                                           ----          ----          ----          ----           ----

OPERATING DATA:

        TOTAL INTEREST INCOME          $4,573,460     $3,927,652     $3,610,140   $3,946,498     $4,644,683
        TOTAL INTEREST EXPENSE          3,138,705      2,271,462      1,908,136    2,231,683      3,152,142
                                        ---------     ----------     ----------   ----------     ----------

        NET INTEREST INCOME             1,434,755      1,656,190      1,702,004    1,714,815      1,492,541

        CREDIT TO ALLOWANCE FOR LOAN
         LOSSES                               972         10,867        106,548      125,507        206,134
                                        ---------     ----------      ---------   ----------     ----------

        NET INTEREST INCOME AFTER
         CREDIT TO ALLOWANCE FOR LOAN
         LOSSES                         1,435,727      1,667,057      1,808,552    1,840,322      1,698,675

        NON-INTEREST INCOME               488,979        213,057        289,267      170,999        137,746
        GENERAL AND ADMINISTRATIVE
          EXPENSES                      1,552,508      1,695,676      1,615,540    1,600,714      1,801,712
                                       ----------     ----------     ----------   ----------     ----------

        INCOME BEFORE PROVISION FOR
         INCOME TAXES                     372,198        184,438        482,279        410,607       34,709

        PROVISION FOR INCOME TAXES AND
         EXTRAORDINARY ITEM                21,169         76,099          3,424       43,385         12,287
                                       ----------     ----------     ----------   ----------     ----------

        INCOME BEFORE
         EXTRAORDINARY ITEM               351,029        108,339        478,855      367,222         22,422

        EXTRAORDINARY ITEM                      0              0              0            0         12,287
                                      -----------    -----------    -----------  -----------     ----------
        NET INCOME                       $351,029       $108,339       $478,855     $367,222       $ 34,709
                                       ==========     ==========       ========     ========       ========

        EARNINGS PER SHARE                    $.31          $.10           $.45         $.36          $.056
                                              ====          ====           ====         ====          =====

  WEIGHTED AVERAGE NUMBER OF SHARES     1,142,725      1,103,096      1,062,019    1,008,122        616,638

FINANCIAL CONDITION DATA:

        TOTAL ASSETS                  $64,629,739    $63,462,497    $51,640,664  $49,997,142    $45,059,940
        LOANS, NET                     59,903,639     58,359,570     47,085,410   45,075,079     40,201,640
        REAL ESTATE OWNED, NET            104,768              0              0      167,724              0

        CUSTOMER DEPOSITS              57,405,955     49,746,571     43,972,934   43,744,224     41,442,895
        STOCKHOLDERS' EQUITY            3,548,712      3,197,683      3,089,344    2,610,489      2,243,267

SELECTED STATISTICAL DATA:

        EQUITY-TO-ASSETS RATIO               5.14%         5.16%          5.98%        5.22%          4.98%
        RETURN ON AVERAGE EQUITY            10.71%         3.45%         16.91%       14.93%          2.08%
        RETURN ON AVERAGE ASSETS              .55%          .18%           .95%         .80%           .08%
- ------------------------

ITEM 7.        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

Comparative Results and Other Data for Fiscal Years Ended
December 31, 1995, 1994 and 1993

        Certain comparative information related to the Bank's results of operations for the years ended December 31, 1995, 1994 and 1993 and its financial condition at December 31, 1995 and 1994 is set forth below.

General

        The business of the Bank consists primarily of attracting deposits from the general public and using these deposits, together with borrowings and other funds, for the origination and servicing of loans secured by real estate and, to a lesser extent, various types of consumer and commercial loans.

        The Bank's principal sources of income are interest income from real estate loans, income from loan origination fees on loans sold, and gain on sale of real estate loans. In 1993 credits to estimated loan losses, arising largely from the recovery of previously charged off loans, were a substantial source of income. Income is also earned from interest on the investment of liquid assets as well as fees earned in connection with checking accounts and other banking services. The Bank's principal expenses are interest paid on deposits and borrowings and, to a lesser extent, administrative and other operating expenses. The Bank's sources of funds are loan sales and repayments, increases in deposits and FHLB of San Francisco advances. Generally, the Bank's primary use of funds during the reported period was the origination and acquisition of real estate loans.

        Significant influences on the Bank's operations, and on the operations of savings institutions generally, include general economic conditions, the related monetary and fiscal policies of the federal government and the policies of the various regulatory authorities. The Bank's results of operations depend largely upon net interest income - the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Deposit flows and loss of funds are influenced by interest rates on competing investments and general market rates of interest. The demand for real estate and other types of loans, along with the cost and availability of funds, affect lending activities.

        The results of operations for each of the three years in the period ended December 31, 1995 reflect management's effort to improve asset quality and improve capital ratios. The Bank's operating activities produced positive cash flow of $1,710,892, $474,962 and $217,945, in 1995, 1994 and 1993, respectively.
Management's strategy to improve profit and cash flow from operating activities includes origination activities and deposit growth within the guidelines of its business plan, reducing litigation and regulatory expenses and controlling other general and administrative expenses.

Results of Operations

        The Bank's net income for the year ended December 31, 1995 amounted to $351,029 or $.31 per share. This compares with net income of $108,339 or $.10 per share in 1994 and a net income of $478,855 or $.45 per share in 1993. The increase in net income in 1995 compared to 1994 resulted from lower general and administrative expenses in 1995 compared to 1994 as well as higher non-interest income in 1995, and a lower effective income tax rate in 1995.

        The Bank's net income for the year ended December 31, 1994 amounted to $108,339 or $.10 per share. This compares with net income of $478,855 or $.45 per share in 1993. The decrease in net income in 1994 compared to 1993 was the result of reduced net interest income, reduced gains on sales of loans, a reduction in credits to the provision for loan losses, an increase in general and administrative expenses along with an increase in income tax expense.

        The following table sets forth certain ratios concerning the Bank's operations:

                                                           Years Ended December 31,
                                                     1995          1994              1993

Return on average assets(1)                          .55%          .18%              .95%
Return on average equity(2)                        10.71%         3.45%            16.91%
Average equity to assets(3)                         5.14%         5.16%             5.60%

(1)     Net income divided by average total assets.
(2)     Net income divided by average shareholders' equity.
(3)     Average shareholders' equity divided by average total assets.

        Net and Total Interest Income

        Net interest income is affected primarily by the correlation of repricing frequencies between interest-earning assets and interest-bearing liabilities, the yield earned and rates paid, and the level of interest earning assets and interest bearing liabilities.

        Net interest income for 1995 was $1,434,755 which was a decrease of $221,435 or 13.4% from the $1,656,190 level for 1994. Net interest income decreased by $45,814 or 2.69% in 1994 compared to 1993, or from a level of $1,702,004 to $1,656,190.

        Total interest income increased from $3,927,652 to $4,573,460 in 1995. This represented an increase of $645,808 or 16.4%. The increase was due to higher market interest rates on loans receivable in 1995 compared to 1994 as well as higher average balances for loans receivable in 1995 compared to 1994. Total interest income increased to $3,927,652 in 1994 compared to $3,610,140 in 1993. This represents an increase of $317,512 or 8.80%. This increase was a result of higher loans receivable balances in 1994 compared to 1993.

        Total interest expense increased to $3,138,705 in 1995 compared to $2,271,462 in 1994. This represents an increase of $867,243 or 38.2%. The increase was due to the increase in deposits and borrowings outstanding in 1995 compared to 1994, as well as higher rates paid on deposits and borrowings in 1995 compared to 1994. Total interest expense increased from $1,908,136 in 1993 to $2,271,462 in 1994. This represented an increase of $363,326 or 19.0%. The increase was due to the increase in levels of deposits and borrowings in 1994 compared to 1993.

        The Bank's net spread (measured as the difference between the average yield on combined interest earning assets and the average rates paid on interest bearing liabilities) fell from 2.71% in 1994 to 2.06% in 1995. The average yield on earning assets rose in 1995 compared to 1994 as did the average rate paid on interest bearing liabilities. However, the increase in the rate paid on liabilities rose at a higher rate. The decrease in 1994 from 3.47% in 1993 resulted from a greater decrease in rate of return on interest-earning assets versus the decrease in the cost of funds on deposits and borrowed funds.

        The following table sets forth the average yield on the interest-earning assets and the average rate paid on interest-bearing liabilities for the periods indicated.

                                                      Year Ended December 31,
                                                   1995          1994           1993

Average yield on
interest earning assets                            7.37%         6.66%          7.47%
Average rate paid on
interest bearing liabilities                       5.31          3.95           4.00
                                                   ----          -----          ----
Spread                                             2.06%         2.71%          3.47%
                                                   =====         =====          =====

        Credit to Allowance for Loan Losses

        The credit to the allowance for loan losses for 1995 amounted to $972. This represented a decrease of $9,895 or 91.1% from the credit of $10,867 in 1994. The credit to the allowance for loan losses in 1995 represented a recovery of a previously charged off loan. This recovery was largely offset by an increase in the general loan loss allowance in 1995. The credit to the allowance for loan losses for 1994 amounted to $10,867 as compared to a credit of $106,548 for 1993, a decrease of $95,681 or 89.8%.

        Other Income

        Other income in 1995 amounted to $488,979. This represented an increase of $275,922 or 129.5% over the 1994 level of $213,057. The increase is largely due to an increase in gain on sale of loans in 1995 compared to 1994. The increase in gain on sale of loans is the result of the establishment of a wholesale mortgage banking division by the Bank in March 1995. The Bank also had a gain on the sale of real estate owned in 1995. No gains on sale of real estate owned were recorded in 1994.

        Other income in 1994 amounted to $213,057. This represented a decrease of $76,210 or 26.35% from 1993. The major reason for the decrease in other income was a result of a decrease in gain on sale of loans. This resulted from a decrease in loans originated for sale in the secondary market in 1994 compared to 1993. In 1994 loans originated for sale totalled $4,303,690 compared to $14,512,238 in 1993. Income from the operation of real estate owned declined from $24,415 to $0 as the Bank held no real estate owned in 1994.

        General and Administrative Expense

        In 1995 general and administrative expenses decreased by $143,168 or 8.4% from $1,695,676 in 1994 to $1,552,508 in 1995. Compensation expense decreased by $85,502 or 10.4% in 1995. Advertising expense decreased by $36,118 or 64.7%. Professional services expense decreased by $20,668 or 24.0%. All of these reductions were part of a general effort to control expense levels.

        General and administrative expenses increased by $80,136 or 4.96% from $1,615,540 in 1993 to $1,695,676 in 1994. Compensation expense in 1994 increased by $128,781 compared to 1993. This was due largely to the opening of a savings branch in Marysville, California, as well as the severance paid to the former President of the Bank who resigned on June 15, 1994. In 1994 data processing expense decreased as the Bank had a full year of service with its new data processing service bureau under the terms of a long term contract, compared to the premiums paid to the prior servicing bureau in 1993 under the short term contract that was in effect at the time. Occupancy expense increased largely as a result of the opening of the branch office.

        A comparison of general and administrative expense for 1995, 1994 and 1993 is provided below:

                                            General and Administrative Expenses
                                                   Years Ended December 31,
                                                 % Change             % Change
                                        1995     1995/1994     1994    1994/1993       1993
                                      --------   ---------  ---------- ---------    -------

 Compensation and Benefits           $  736,085  (10.41)%   $  821,587   18.59%  $  692,807
 Insurance                              174,982   (0.01)%      175,863  (13.10)%    202,375
 Occupancy and Equipment                206,676   (2.11)%      211,128   29.92%     162,508
 Professional Services                   65,304   (24.0)%       85,972  (36.13)%    134,605
 Data Processing                         88,018    3.32%        85,190  (27.24)%    117,089
 Office Operating Expenses              118,087    8.57%       108,769    8.65%     100,105
 Bank Processing Charges                 76,706   15.02%        66,692   (6.72)%     71,497
 Advertising                             19,718  (64.69)%       55,836    5.95%      52,699
 Federal and State Assessment and Fees   22,045   12.45%        19,604  (28.67)%     27,484
 Loan Department Expenses                 3,909  (68.56)%       12,432  (37.19)%     19,793
 Other                                   40,978  (22.10)%       52,603   52.13%      34,578
                                      ---------              ---------           ----------
     Total General and
     Administrative Expenses         $1,552,508   (8.44)%   $1,695,676    4.96%  $1,615,540
                                     ==========   =======   ==========   ======  ==========

        Income Taxes and Extraordinary Items

        SFAS 109 applies the asset and liability method in accounting for income taxes. Under SFAS 109, deferred tax assets and liabilities are calculated applying applicable tax laws to the differences between the financial statement basis and tax basis of assets and liabilities currently recognized in the financial statements. Deferred taxes are provided in the statement of operations in the amount of the net change during the year of the deferred tax balances in the statement of financial condition.

        At December 31, 1995 the Bank had federal net operating loss carryforwards (NOLs) of $930,564 for federal tax purposes. These NOLs begin expiring in 2004. The Bank had $542,412 of State NOLs for State Income Tax purposes. These NOLs begin expiring in 1997 and are not expected to be fully utilized. The Bank has partially reserved these NOLs in order to account for the likelihood of the NOLs expiring partially unused. Utilization of the NOLs in future years may be limited by the provisions of IRS Section 382, which reduces the amount of NOL carryforwards that can be utilized in the event of a change in stock ownership.

        Income tax expense in 1995 was $54,930 lower than in 1994. The effective tax rate was substantially lower in 1995, as a percentage of net income before income taxes than in 1994. This was a result of the filing of amended tax returns for 1990, 1991, 1992 and 1993 in order to take advantage of Enterprise Zone deductions for state income tax purposes. In addition the Bank changed its method of accounting for bad debts in 1995 for state tax purposes which resulted in the utilization of expiring California NOLs. The net tax benefit of these events is $107,394.

        In 1994 income tax expense increased by $72,675 as the Bank was unable to earn income free of tax expense to the degree it had in 1993. This was because the asset from NOLs was offset by the tax liability due to the excess of tax bad debt reserve over the bad debt reserve recognized for financial reporting.

        Financial Condition at December 31, 1995 and 1994

        Total assets at December 31, 1995 amounted to $64,629,739, representing a 1.84% or $1,167,242 increase from the $63,462,497 reported at year end 1994. The increase in assets was fully attributable to an increase in loans receivable in 1995 compared to 1994. Total loans receivable, including loans held for sale, increased by $1,544,069 to $59,903,639 at December 31, 1995 compared to $58,359,570 at December 31, 1994. Total savings deposits increased by $7,659,384 from December 31, 1994 to December 31, 1995. Advances from Federal Home Loan Bank decreased from $10,375,000 at December 31, 1994 to $3,400,000 at December 31, 1995.

        Impact of Changing Prices

        The impact of changing prices on a financial institution differs significantly from that exerted on an industrial concern primarily because a financial institution's assets and liabilities consist largely of monetary items. The most direct effect of changing prices is changing interest rates. However, the Bank's earnings are affected by the spread between the yield on interest-earning assets and the rates paid on interest-bearing liabilities rather than the absolute level of interest rates. The effects of inflation on premises and equipment and on non-interest expense have not been significant.

Liquidity and Capital Resources

        Liquidity represents the ability of the Bank to meet the requirements of customers for loans and deposit withdrawals in a timely and cost-effective manner. Liquidity management focuses on the ability to obtain funds with varying terms in the market place and to maintain assets which may be immediately converted into cash at a minimal cost. Funds are provided primarily by deposits which include checking accounts, passbook savings, money market accounts and certificates of deposit. Deposits were $57,405,955 and $49,746,751 at December 31, 1995 and 1994, respectively.

        Liquid assets (cash and cash equivalents, certificates of deposits and investments held to maturity) at December 31, 1995 and 1994 amounted to $3,046,276 and $3,202,647, respectively. The minimum regulatory level for liquidity is currently set by OTS regulations at 5% of average deposits and advances. The regulatory liquidity ratio of the Bank was 5.08% and 5.18% at December 31, 1995 and 1994, respectively.

        In addition, funds available for liquidity are provided by both short-and long-term borrowing. To a degree, the Bank has used borrowings from the Federal Home Loan Bank of San Francisco to supplement its other sources of liquidity. At December 31, 1995 such borrowings amounted to $3,400,000 as compared to $10,375,000 at December 31, 1994.

        Shareholders' equity increased $351,029 or 10.98% from year end 1994 due to net income during the twelve months ended December 31, 1995.

Yields Earned and Rates Paid

        The Bank's results of operations depend primarily upon the spread between the income it receives from loans, its investment portfolio and other interest-earning assets, and its cost of funds, consisting of the interest paid by it on deposits, borrowings and other interest-bearing liabilities. Fluctuations in income from investment securities are dependent upon the amount invested during the period and interest rate levels on such securities. Competition generally dictates the rates received on loans and the rates paid on deposits. The loan portfolio yield changes principally as a result of the repricing of adjustable rate loans, which constitute a majority of the Bank's total loans outstanding and, to a lesser degree, existing mortgage loan repayments as well as the rates and volume of mortgage loans originated.

        The Bank's lending activities are and will be concentrated in the origination of adjustable rate residential loans for its own portfolio and the origination of fixed rate loans for sale in the secondary market. See "BUSINESS
- - Lending Activities," herein. As a result of this emphasis, the ratio of loans adjusting to market rates to total loans receivable was 95.7% as of December 31, 1995.

        A substantial portion of the Bank's loan portfolio is tied to an index that will tend to change more slowly than market interest rates. Many of the adjustable rate loans have limits on the amount that their interest rates may change every six months as well as limits on the amount that their interest rates may change during the life of the loan. During much of 1995, the Bank experienced a substantial reduction in net interest income as loans repriced much more slowly than deposits as a result of the lagging index on most of the Bank's adjustable rate loans as well as the limits on changes. The spread increased later in the year as interest rates paid for deposits and borrowings declined at the same time that loan interest rates increased due to the lag effect of the adjustable rate loans.

        The following table presents an interest rate repricing analysis as of December 31, 1995. Amounts are stated as repricing based upon contractual terms, other than the expected impact of loan repayments, which are estimates of anticipated prepayments of long-term real estate loans.

                               Interest Rate Repricing Analysis
                                    As of December 31, 1995
                                    (dollars in thousands)
                                  Maturity/Repricing Interval

                                                             Within       1-3         4-5        6-10    Over 10
                                                Balance    One Year     Years       Years       Years      Years
 Interest Earning Assets

     Real estate loans (1)  ..........          $59,941     57,276    $   110    $   315     $     0     $ 2,240

     Other Loans ............................        30         30          0           0           0          0

     Investments ............................     2,747      2,747          0           0           0          0
                                                -------    -------    -------     -------     -------    -------
                                                 62,718     60,053        110         315           0      2,240

     Expected impact of
     loan repayments ........................         0      2,375        (25)       (110)          0     (2,240)
                                                -------    -------    -------     -------     -------    -------
                                                 62,718     62,428         85         205           0          0
                                                -------    -------    -------     -------     -------    -------
 Interest Bearing
 Liabilities
     Deposits ...............................    56,196     47,454      5,706       3,036           0          0

     Federal Home Loan
     Bank advances ..........................     3,400      3,400          0           0           0          0
                                                -------    -------    -------     -------     -------    -------

                                                 59,596     50,854      5,706       3,036           0          0
                                                -------    -------    -------     -------     -------    -------

 Repricing Gap ..............................   $ 3,122    $11,574    ($5,621)    $(2,831)    $     0    $     0
                                                =======    =======    =======     =======     =======    =======

 Cumulative Gap .............................              $11,574    $ 5,953     $ 3,122     $ 3,122    $ 3,122
                                                           =======    =======     =======     =======    =======

 Cumulative Gap as a
   percentage of Total Assets ...............                 18.5%       9.5%        5.0%        5.0%       5.0%
                                                           =======    =======     =======     =======    =======

(1)  Total principal balance less non-accrual loans.

        The preceding table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of various assets and liabilities can be discretionary and is subject to competition and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and different rate levels.

        The following table sets forth the Bank's average balances; weighted average yield on loans and investments; interest rates paid on deposits and borrowings and the spread between yields earned and rates paid by the Bank at and for the periods indicated. Month-end balances were used in computing weighted averages.

                                             AVERAGE BALANCES, YIELDS AND RATES
                                                   (Dollars in Thousands)
                                                   Year Ended December 31,
                                              1995                       1994                       1993
                                                    Yield/                   Yield/                   Yield/
                                    Volume  Interest Cost   Volume   Interest Cost   Volume   Interest Cost
Assets

Interest-earning assets
  Time deposits, Fed Funds and
   interest earning bank deposits   $ 2,881 $  156  5.41%   $ 2,661  $   99   3.71%  $ 2,817  $   91   3.23%
                                     ------  -----           ------   -----           ------   -----
  Loans:
     Real estate                     60,052  4,406  7.34     56,289   3,818   6.78    45,278   3,499   7.73
     Commercial and other               129     12  9.30        136      11   7.99       260      20   7.66
                                      ----- ------           ------   -----           ------   -----

       Total loans                   60,181  4,418  7.34     56,425   3,829   6.79    45,538   3,519   7.73
                                     ------ ------           ------   -----           ------  ------

  Total earning assets               63,062  4,574  7.25     59,086  $3,928   6.65    48,355  $3,610   7.47
                                                                      =====                    =====

Cash and equivalents                    324                     291                      130
Premises and equipment                  634                     977                      862
Other assets                            362                     197                    1,220
                                       ----                  ------                    -----

     TOTAL ASSETS                   $64,382                 $60,551                  $50,567
                                     ======                  ======                   ======

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
  Customer deposits:
     Transaction accounts           $13,965    382 2.74     $14,869  $  374   2.51%  $11,679  $ 315    2.70%
     Time accounts                   42,769  2,523 5.90      34,442   1,530   4.42    33,080  1,503    4.54
                                     ------  -----           ------   -----           ------  -----

     Total customer deposits         56,734  2,905 5.12      49,311   1,904   3.85    44,759  1,818    4.06

  Borrowings and FHLB advances        3,566    234 6.56       7,641     367   4.91     2,900     90    3.10
                                     ------    --- ----      ------   -----           ------  -----
  Total interest-bearing liabilities 60,300  3,139 5.21      56,952   2,271   3.99    47,659  1,908    4.00
                                                                      -----                   -----

Other liabilities                       789                     460                       58
Stockholders' equity                  3,293                   3,139                    2,850
                                     ------                  ------                   ------

     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY         $64,382                 $60,551                  $50,567
                                     ======                  ======                   ======

Net interest income/interest rate
  rate spread                               $1,435 2.04%             $1,656  2.66%           $1,702   3.47%
                                             =====                    =====                   =====

Net yield on average interest-
  earning assets                             2.28%                     2.80%                   3.52%

        Net interest income decreased substantially in 1995 compared to 1994 as a result of the decrease in interest rate spread in 1995 compared to 1994. While net interest income showed a substantial increase due to higher volume this was more than offset by the decline due to rate change. Net interest income decreased substantially in 1994 compared to 1993 as a result of the decrease in interest rate spread in 1994 compared to 1993. The decline in interest rate spread more than offset the substantial increase in interest earning assets in 1994 compared to 1993.

        The following table presents a rate/volume analysis of interest income and expense on interest-earning assets and interest-bearing liabilities.

                                                 Years Ended December 31,

                                        1995 vs. 1994             1994 vs. 1993
                                     Increase (Decrease)        Increase (Decrease)
                                           Due to:                   Due to:
                                 Volume     Rate     Total     Volume     Rate   Total
                            (dollars in thousands)

Interest income(1)

Time deposits with banks         $    8     $   49   $   57     $   (5)  $    12 $     7
                                 ------     ------   ------     -------  ------- -------

Loans:
   Real estate                      255        333      588        851     (533)     318
   Commercial and other               0          1        1         (9)        1     (8)
                                 ------     ------   ------     ------   ------- -------
     Total loans                    255        334      589        842     (532)     310
                                 ------     ------   ------     ------   ------- -------
Total interest-
   earning assets                  $263       $383     $646       $837    $(520)    $317
                                 ======     ======   ======     ======   ======= =======


Interest expense

Customer deposits:
   Savings, Now, Money Market     $(23)        $31       $8     $   86   $  (28) $   58
   Time                            491         502      993         62      (42)     20
                                  ----       -----    -----     ------   ------  ------

Total customer deposits            468         533    1,001        148      (70)     78

FHLB of San Francisco
and other borrowings              (267)        134     (133)       147       138    285
                                 -----       -----    -----     ------   ------- ------

Total interest bearing
                liabilities        201         667      868        295        68    363
                                 -----       -----    -----     ------   ------- ------

Net interest income before
provision for losses                62        (284)     (222)   $  542   $ (588) $ (46)
                                 =====       =====    ======    ======   ======= ======


- ---------------
(1)     The volume-rate combined variances have been allocated to the volume variance.


        Loan Portfolio Analysis

        In 1993 the Bank funded $25,631,490 in residential loans of which $14,512,238 were fixed rate loans that were sold in the secondary market and $11,119,252 of adjustable rate loans that were retained by the Bank. In 1994 the Bank funded $20,359,778 of residential real estate loans of which $4,303,690 were sold in the secondary market. In 1995 the Bank funded $24,445,935 in real estate loans of which $20,311,648 were sold in the secondary market.

        The following table shows at the dates indicated the dollar amount and percentage of the Bank's portfolio and loans held for sale by type of loan and by type of security.

                                                       At December 31,
                                              1995                        1994
                                     Amount      Percentage      Amount       Percentage
Type of Loan

REAL ESTATE LOANS SECURED BY:
     One to four family residences   $34,620,128   57.8%         $31,492,668    54.0%
     More than four family residences  12,661,111  21.1%          12,835,601    22.0%
     Improved commercial properties   12,410,827   20.7%          13,261,914    22.7%
     Construction - net                  601,046    1.0%           1,888,769     3.3%
     Land                                 89,104    0.2%              29,464     0.0%
                                     -----------   -----         -----------    -----
Total real estate loans               60,382,216   100.8%         59,508,416    102.0%
Allowance for estimated losses-
     real estate loans                  (414,109)  (0.7)%           (467,270)   (0.8)%
                                     ------------  ------        ------------   ------
Total real estate loans - net of
     allowance                        59,968,107   100.1%         59,041,146    101.2%
                                     -----------   ------        -----------    ------
Commercial loans:
     Secured                              13,430    0.0%              23,229     0.0%
     Unsecured                            16,257    0.0%                   0     0.0%
Loans on savings accounts                118,224    0.2%              50,398     0.1%
                                     -----------   -----         -----------    -----
Total commercial and other loans         147,911    0.2%              73,627     0.1%
Allowance for estimated losses -
     commercial and other loans             (891)  (0.0)%               (697)   (0.0)%
                                     ------------  ------        ------------   ------
Total commercial and other loans
     net of allowance                     147,020   0.2%              72,930      .1%
                                     ------------  -----         -----------    -----
Undisbursed loan funds                      3,746                   (529,732)   (0.9)%
Deferred loan fees                       (207,742) (0.3)%           (224,774)   (0.4)%
                                     ------------  ------        ------------   ------
Total loans receivable - net          $59,903,639  100.0%         $58,359,570   100.0%
                                     ============  ======        ============   ======

        Contractual Maturities of Loans

        The following table presents information regarding loan maturities and contractual principal repayments by categories of loans during the periods indicated.

                                            COMMERCIAL
                      REAL ESTATE              AND
YEAR ENDING             MORTGAGE              OTHER
DECEMBER 31, 1995        LOANS                 LOANS                TOTAL
- -----------------     -----------           -----------          --------
Within One Year       $   597,300           $    92,024          $   689,324
One to Five Years       2,048,802                39,632            2,088,434
Over Five Years        57,730,622                16,256           57,746,878
                      -----------           -----------          -----------
TOTAL                 $60,376,724           $   147,912          $60,524,636
                      ===========           ===========          ===========

LOANS DUE AFTER ONE YEAR:
  ADJUSTABLE
  RATE                $57,937,562           $    29,687          $57,967,249

  FIXED RATE            1,841,862                26,201            1,868,063
                      -----------           -----------          -----------
TOTAL                 $59,779,424           $    55,888          $59,835,312
                      ===========           ===========          ===========

        Contractual maturities of loans do not reflect the actual life of the loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which gives the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. Most of the Bank's loan portfolio consists of adjustable rate real estate loans. The risk of adverse interest rate movements for adjustable rate loans is determined by the repricing characteristics rather than their contractual maturities.

        Summary of Loan Loss Experience

        OTS regulations require all insured institutions to review their asset portfolios, classify all or portions of problem assets as "substandard," "doubtful," "loss" or "special mention," depending on the presence of certain characteristics, and to set aside appropriate valuation allowances or reserves on the basis of such self-classification. "Substandard" assets are defined as those which have a well-defined weakness or weaknesses and are inadequately protected by the obligor's current net worth and paying capacity or by the pledged collateral. "Doubtful" assets are defined as those having all the weaknesses inherent in "substandard" assets, with the added characteristic that, given the surrounding circumstances, the weaknesses make collection or liquidation in full highly questionable and improbable. Assets classified "loss" are those considered uncollectible. Finally, assets deserving "special mention" are those not currently presenting a degree of risk warranting one of the above classifications but possessing credit deficiencies or potential weaknesses deserving management's close attention.

        Under OTS regulations, general valuation allowances or reserves are required to be established for assets classified as "substandard" or "doubtful." Assets classified as "loss" may either be charged off or reserves of 100% of loan balance must be established for them. An institution's determination as to the classification of its assets and the amount of valuation allowance are subject to review by the institution's examiner or the Regional Director of the OTS, who could require the establishment of additional general loss allowances.

        The effect of establishing specific valuation allowances for problem assets classified as "doubtful" and "loss" is to reduce the Bank's regulatory capital by the amount of such specific valuation allowances. The Bank regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations.

        A summary of activity in the allowance for loan losses for the Bank is as follows:

For the Year Ended December 31,                                 1995                  1994
- -------------------------------                                 ----                  ----
Balance at beginning of period                                 $467,967            $365,000
     Charge-offs                                                (53,465)                  0

     Recoveries                                                   1,470             113,834
                                                               --------            --------

     Net Recoveries                                             415,972             478,834

     Provision credited to expense                                 (972)            (10,867)
                                                               --------             -------

     Balance at End of Period                                  $415,000            $467,967
                                                               ========            ========

     Loans outstanding at end of period
         (net of deferred loan fees and

          undisbursed loan funds)                           $60,318,639         $58,826,840
                                                            ===========         ===========

     Average loans outstanding                              $59,971,500         $55,696,615
                                                            ===========         ===========

     Ratio of the Allowance to Loans at
         end of period                                            0.69%               0.80%

     Ratio of Net Recoveries to
         Average Loans                                            0.00%               0.02%

        The Bank's Board of Directors has established an internal asset review policy that, among other things, establishes procedures for management to evaluate the risk in the Bank's loan portfolio, to provide for adequate reserves and to provide for timely charge off of loans and other real estate owned.

        The Internal Asset Review Committee of the Board of Directors may review all loans funded to determine that all necessary and proper credit rating procedures were utilized in the processing of the loan. All loans past due 30 days or more are reviewed by management and the Board of Directors monthly. Once a loan becomes past due as to principal and interest for a period of 60 days (90 days for 1-4 unit residential loans), the loans may be submitted to the Internal Asset Review Committee and may be assigned a new "Borrower Risk Rating" based on the credit worthiness of the borrower. In addition to the payment performance of a loan, the Internal Asset Review Committee reviews the classification of loans with respect to past-due property taxes, deferred maintenance of collateral or other material information which may come to the attention of the Bank. The Internal Asset Review Committee may also select at random certain loans for review and inspection as a matter of course. Loans are classified according to the risk rating assigned.

        At December 31, 1995 and 1994, the Bank established specific reserves of $0 and $102,967, respectively, for various loans, based on an asset-by-asset review of its internally classified assets. In addition, in 1995 and 1994, the Bank established a general valuation allowance in the amount of $415,000 and $365,000, respectively, based upon percentages of different types of assets in the Bank's portfolio. The reserve for loan losses is maintained at an amount management deems adequate to cover estimated losses. In determining the level to be maintained, management evaluates many factors, including current economic trends, industry experience, historical loss experience, industry loan concentrations, the borrower's ability to repay and repayment performance, estimated collateral values and information provided through regulatory examinations. In the opinion of management, the present reserve is adequate to absorb reasonably foreseeable loan losses.

        At December 31, 1995 the Bank had $427,369 in assets internally classified and $537,350 at December 31, 1994. The decrease was the result of the foreclosure and subsequent sale of the collateral for one loan.

        The following table sets forth the allocation of the allowance for loan losses at December 31, 1995 and 1994. The allocation table should not be interpreted as an indication of the specific amounts or the relative proportion of future changes to the allowance. The allocation amounts are based upon specific reserves for certain internally classified loans and a percentage of remaining loans.

                                    Allocation of the Allowance for Loan Losses
                                         1995                        1994
                                            Percent of                   Percent of
                                            loans in each                loans in each
                                            category to                  category to
                               Amount       Total Loans     Amount       Total Loans
Balance at end of period
  applicable to:

  Real estate                $414,109        99.8%        $467,270         99.9%
  Commercial and other            891         0.2%             697          0.1%
                              -------       -----         --------        ------
                             $415,000       100.0%        $467,967        100.0%
                             ========       ======        ========        ======

        Non-Accrual Loans

        The Bank's policy on non-accrual loans is that only loans regarded collectible as to both principal and interest accrue interest. Management will review monthly all past-due loans. All loans 90 days past due, unless fully secured and in the process of collection, are placed on non-accrual status. After a decision has been made to place a loan on non-accrual, management will immediately charge all accrued interest on that loan against current earnings. From that point on, all interest collected will be applied to current income on a cash basis. At December 31, 1994 one loan in the amount of $113,300 was on non-accrual status. At

December 31, 1995 two loans in the amount of $436,978 were on non-accrual status.

        Real Estate Owned

        During 1995 two loans in the amount of $216,147 were foreclosed on. An allowance for loss was set up in the amount of $53,465. This allowance was removed upon the sale of the property. The Bank earned $31,293 on the sale of the property. At December 31, 1995 the Bank held $104,768 in Real Estate Owned. No valuation allowance is held against this property because it is the opinion of management that full recovery of the asset value is expected upon sale of the property.

        Investments in Securities and Certificates of Deposit

        Income from interest on fed funds, bank balances, treasury securities and certificates of deposit was $155,803 and $98,791 during the years ended December 31, 1995 and 1994, respectively.

        The Bank is required under federal regulations to maintain a minimum amount of liquid assets which may be invested in specified short-term securities and is also permitted to make certain other securities investments. The Bank's investment practices allow for investment in certificates of deposit insured by the FDIC. Investment decisions are made by authorized officers of the Bank under guidelines established by the Board of Directors.

        At both December 31, 1995 and 1994, the Bank had $1,368,000 of certificates of deposit issued by various savings institutions whose deposits are insured by FDIC. At December 31, 1995 and 1994 the Bank held $400,000 of Treasury notes. See "Notes to Consolidated Financial Statements" for the book value, maturities and weighted average yield on the Bank's investment portfolio.

        Deposit Analysis

        The distribution of maturities on time certificate accounts and other liabilities is an indicator of the relative stability of a savings bank's supply of lendable funds. The Bank's strategy is to extend the maturities of its time certificate accounts to more adequately match the maturities or rate adjustment dates of its loans.

        The following table sets forth the amounts of time deposits by categories of interest rates at the dates indicated.

                                                                At December 31,
Interest Rate                                           1995                  1994
- -------------                                           ----                  ----

Less than 4%                                        $   163,488           $ 3,905,468
4.00% to 6.00%                                       20,821,305            25,599,646
6.01% to 8.00%                                       20,978,178             6,798,019
8.01% and above                                               0                     0
                                                    -----------           -----------
    Total                                           $41,962,971           $36,303,133
                                                    ===========           ===========

        The following table shows the maturity distribution of the Bank's time certificates of deposit in amounts of $100,000 or more at December 31, 1995

Maturity Schedule                             Amount

Less than 3 months                          $1,798,309
3 months to 6 months                         1,547,824
6 months to 12 months                        1,157,910
over 12 months                               1,087,965
                                            ----------

Total                                       $5,592,008

Borrowings

        A traditional thrift industry source of borrowings is advances from the Federal Home Loan Bank System. Such borrowings may be made by the Bank pursuant to several different credit programs offered from time to time by the FHLB of San Francisco. Each credit program has its own interest rates and range of maturities, and the FHLB of San Francisco prescribes the acceptable uses to which the advances pursuant to each program may be put as well as limitations on the size of the advances. Depending upon the credit program used, the FHLB of San Francisco advances bear interest at fixed rates or at rates that vary with market conditions. Under FIRREA, the ability of savings banks, including the Bank, to secure advances from the Federal Home Loan Bank System is subject to stricter regulation. See "SUPERVISION AND REGULATION - Federal Home Loan Bank System."

        The following table sets forth information concerning the Bank's borrowings from the FHLB at the dates indicated.

                                             For the Year Ended December 31,
                                                  1995            1994
FHLB Borrowings

        Amount outstanding at
           end of period                      $ 3,400,000     $10,375,000
        Average balance outstanding           $ 3,600,000     $ 8,500,000
        Maximum amount outstanding
               at any month-end               $ 6,850,000     $10,475,000
        Weighted average interest
            rate on amounts outstanding
            at end of period                        6.12%            6.19%
        Weighted average interest
               rate (1)                             6.51%            4.41%
- ----------------------
(1) Weighted average interest rate is equal to total interest accrued during the respective period divided by total borrowings during the respective period.

Regulatory Capital

        As of December 31, 1992, OTS regulations set the minimum risk- based capital requirement at 8% of risk weighted assets, the minimum leverage capital requirement at 3% of adjusted total assets and the minimum tangible capital requirement at 1.5% of adjusted total assets. In addition, the OTS has adopted rules, effective January 1994, which require savings institutions to incorporate an interest-rate risk component into the OTS's risk-based capital rules. At December 31, 1995, the Bank had the following minimum regulatory capital requirements and regulatory capital positions.

Capital Requirement         Actual      Required     Excess

Tangible capital          $3,549,000   $ 970,000   $2,579,000
Tangible capital ratio          5.49%       1.50%        3.99%

Core capital              $3,549,000  $1,939,000   $1,610,000
Core capital ratio              5.49%       3.00%        2.49%

Risk-based capital        $3,964,000  $3,107,000   $  857,000
% of risk-weighted assets      10.20%       8.00%        2.20%

        In addition to the OTS minimum regulatory capital requirements, FDICIA has created categories for the purpose of determining when supervisory or other corrective action is appropriate. See "BUSINESS - SUPERVISION AND REGULATION - Federal Deposit Insurance Corporation Improvement Act of 1991 - Prompt Corrective Action." The five capital categories are well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

        The rules provide that a savings association is "adequately capitalized" if its total risk-based capital ratio is 8% or greater, its Tier 1 risk-based capital ratio is 4% or greater, its leverage ratio is 4% or greater, and the institution is not subject to a capital directive.

        As used herein, total risk-based capital ratio means the ratio of total capital to risk-weighted assets, Tier 1 risk-based capital ratio means the ratio of core capital to risk-weighted assets, and leverage ratio means the ratio of core capital to adjusted total assets, in each case as calculated in accordance with current OTS capital regulations.

        At December 31, 1995 the Bank had the following regulatory capital calculated in accordance with FDICIA's capital standards using "adequately capitalized" guidelines:

                              Actual     Required

Leverage                   $3,549,000  $2,586,000
Leverage ratio                   5.49%       4.00%

Tier 1 risk-based           3,549,000   l,551,000
Tier 1 risk-based ratio          9.14%       6.00%

Total risk-based            3,964,000   3,107,000
Total risk-based ratio          10.21%       8.00%

Recently Issued Accounting Standards to be Adopted

        In October 1995, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". The new standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. This standard will be effective for the Bank beginning in 1996, and requires measurement of awards made beginning in 1995.

ITEM 8.        FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

        For a list of financial statements of the Bank filed with this report, see "Item 13 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K" herein.

ITEM 9.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE

        There were no changes in or disagreements between the Bank and its accountants on accounting and financial disclosures.
ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON
FORM 8-K
(a)
                                         EXHIBIT INDEX

                                                                    Sequentially
Exhibit No.           Exhibit                                      Numbered Page

   2                  Not applicable

   3.1                Federal Stock Charter (3)

   3.2                Bylaws of the Bank (4)

   4                  Warrant Agreement and Form
                      of Warrant (2)

   9                  Not Applicable

   10.1               Employment Agreement by and
                      between the Bank and Philip
                      E. Safran, Senior Vice
                      President and Chief Financial
                      Officer of the Bank dated
                      June 1, 1993 (5)

   10.2               Employment Agreement by and
                      between the Bank and Gregory A.
                      Pater, Vice President/Wholesale
                      Mortgage Banking Division of
                      the Bank dated March 1, 1995                            82

   10.3               Form of Escrow Agreement by and
                      between the Bank and First
                      Interstate Bank, Ltd. (1)

   10.4               Employment Agreement by and
                      between the Bank and W. R.
                      Hagstrom, President and Chief
                      Executive and Loan Officer of
                      the Bank dated June 20, 1994 (6)

   10.5               Amendment No. 1 to Employment
                      Agreement by and between Philip
                      E. Safran, Senior Vice President
                      and Chief Financial Officer of
                      the Bank dated June 1, 1994 (11)

   10.6               Amendment No. 1 to Employment
                      Agreement by and between W. R.
                      Hagstrom, President and Chief
                      Executive Officer and Loan Officer
                      of the Bank dated June 20, 1995                         90

   10.7               Employee Stock Option Plan (7)

   10.8               Directors' Stock Option Plan (8)

   10.9               Employee Stock Option Agreement (9)

   10.10              Directors' Stock Option Agreement (10)

   10.11              Amendment No. 2 to Employment
                      Agreement by and between Philip
                      E. Safran, Senior Vice President
                      and Chief Financial Officer of
                      the Bank dated June 1, 1995                             91

   11                 Not Applicable

   12                 Not Applicable

   13                 Not Applicable

   16                 Not Applicable

   18                 Not Applicable

   21                 Not Applicable

   22                 Not Applicable

   23                 Not Applicable

   24                 Not Applicable

   27                 Not Applicable

   28                 Not Applicable

   99                 Not Applicable

   (1) Filed as Exhibit 10.3 to the Bank's Preliminary Offering Circular on Form OC, which is incorporated by reference.

   (2) Filed as Appendix B to the Bank's Preliminary Offering Circular on Form OC, which is incorporated by reference.

   (3) Filed as Exhibit 3.1 to the Bank's Annual Report on Form 10-KSB dated December 31, 1993.

   (4) Filed as Exhibit 3.2 to the Bank's Annual Report on Form 10-KSB dated December 31, 1993.

   (5) Filed as Exhibit 10.1 to the Bank's Annual Report on Form 10-KSB dated December 31, 1993.

   (6) Filed as Exhibit 10.4 to the Bank's Annual Report on Form 10-KSB dated December 31, 1994.

   (7) Filed as Exhibit 10.6 to the Bank's Annual Report on Form 10-KSB dated December 31, 1993.

   (8) Filed as Exhibit 10.7 to the Bank's Annual Report on Form 10-KSB dated December 31, 1993.

   (9) Filed as Exhibit 10.8 to the Bank's Annual Report on Form 10-KSB dated December 31, 1993.

   (10) Filed as Exhibit 10.9 to the Bank's Annual Report on Form 10-KSB dated December 31, 1993.

   (11) Filed as Exhibit 10.5 to the Bank's Annual Report on Form 10-KSB date December 31, 1994.

(b) No reports on Form 8-K were filed during the fourth quarter of 1995.

FINANCIAL STATEMENTS INDEX
                                                                           Page

Independent Auditors' Report                                                F-1

Balance Sheets                                                              F-2

Statements of Income                                                        F-3

Statements of Stockholders' Equity                                          F-4

Statements of Cash Flows                                                    F-5

Notes to Financial Statements                                               F-6

   In accordance with Regulation S-X, the financial statement schedules have been omitted because (a) they are not applicable to or required of the Bank; or
(b) the information required is included in the financial statements or notes thereto.

        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 1996

SUTTER BUTTES SAVINGS BANK, F.S.B.



                                By:   /s/ W. R. Hagstrom
                                      W. R. Hagstrom
                                      President, Chief Executive Officer
                                      and Chief Loan Officer
                                      (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                                   Title                   Date



/s/ Lee 'B' Colby             Director and                    March 26, 1996
- -------------------------     Chairman of the Board


/s/ W. R. Hagstrom            President, Chief                March 26, 1996
- -------------------------     Executive Officer
                              and Chief Lending
                              Officer and Director


/s/ Philip E. Safran           Senior Vice President
- -------------------------      and Chief Financial
                               Officer (Principal
                               Financial Officer)              March 26, 1996

/s/ Jon Beard                  Director                        March 26, 1996
- -------------------------

/s/ James L. Harrison          Director                        March 26, 1996
- -------------------------



/s/ George Murray              Director                        March 26, 1996
- -------------------------


/s/ Lonny L. Renfrow           Director                        March 26, 1996
- -------------------------


/s/ Don J. Strachan            Director                        March 26, 1996
- -------------------------

                  Supplemental Information to be Furnished with Reports Filed
                         Pursuant to Section 15(d) of the Exchange Act
                                   by Non-reporting Issuers


(a) (1) The Bank's 1995 Annual Report to Shareholders will be sent to shareholders on or about April 30, 1996, along with the Bank's 1996 Proxy
Materials. At that time, four (4) copies of the Bank's Annual Report to Shareholders will be submitted to the Office of Thrift Supervision ("OTS") for the information only of the OTS. Such information will not be deemed to be "filed" or subject to the liabilities of Section 18 of the Exchange Act.